SEC File No. 33-
                                             SEC File No. 811-3853

           As filed with the Securities and Exchange Commission
                           on February   , 1996
     ________________________________________________________________
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                 FORM N-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]

Pre-Effective Amendment No.                                 [ ]
Post-Effective Amendment No.                                [ ]
                                  and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No.   15                                          [X]

                      MBL VARIABLE CONTRACT ACCOUNT-7
     (Previously known as Mutual Benefit Variable Contract Account-7)
                        (Exact Name of Registrant)

                      MBL LIFE ASSURANCE CORPORATION
                        (Name of Insurance Company)
              520 Broad Street, Newark, New Jersey 07102-3111
       (Address of Insurance Company's Principal Executive Offices)

                  Insurance Company's Telephone Number,
                     including Area Code (201)481-8000

                           Judith C. Keilp, Esq.
                                  Counsel
                      MBL Life Assurance Corporation
              520 Broad Street, Newark, New Jersey 07102-3111
                  (Name and Address of Agent of Service)

                                Copies to:
                          Stephen E. Roth, Esq.
                       Sutherland, Asbill & Brennan
                       1275 Pennsylvania Ave., N.W.
                        Washington, D.C. 20004-0147
_________________________________________________________________
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement under the Securities Act of 1933.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, an indefinite amount of securities is being registered by this Registration Statement. The filing fee of $500 required by Rule 24f-2 is paid herewith.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      MBL VARIABLE CONTRACT ACCOUNT-7

                            previously known as
                MUTUAL BENEFIT VARIABLE CONTRACT ACCOUNT-7
_________________________________________________________________

                           CROSS REFERENCE SHEET

Cross reference sheet showing location in the Prospectus of information required by the Items in Part A of Form N-3.


          Item Number              Heading in Prospectus

               1                   Cover Page

               2                   Index of Terms

               3                   Summary of Prospectus

               4                   Performance Related Information,
                                     Financial Statements*

               5                   The Variable Contract Account

               6                   Management; Investment Management

               7                   Charges

               8                   Group Tax Deferred Annuity
                                     Contracts; General Rights;
                                     Other Contract Provisions

               9                   Annuity

               10                  Payment at Death

               11                  Accumulation Account

               12                  Redemption

               13                  Federal Income Tax Status

               14                  Legal Developments

               15                  Table of Contents - Statement of
                                     Additional Information
_________________________________________________________________

     * Condensed Financial Information is incorporated by reference to the Financial Highlights contained in the Account's 1995 Annual Report to Contract Holders and Participants.

                     MBL VARIABLE CONTRACT ACCOUNT - 7
                      MBL Life Assurance Corporation
              520 Broad Street, Newark, New Jersey 07102-3111
                                      , 1996

     The group tax-deferred variable annuity contracts (the "Contracts") described in this Prospectus were issued by The Mutual Benefit Life Insurance Company ("Mutual Benefit Life") and assumptively reinsured by MBL Life Assurance Corporation ("MBL Life") for use with retirement plans and arrangements meeting applicable requirements of Section 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986, as amended ("Qualified Plans"). Contracts were issued to employers establishing Qualified Plans or to trustees or custodians serving in conjunction with those Qualified Plans ("Contract Holders").

     Sales of new Contracts ceased July 16, 1991. MBL Life does not currently intend to resume sales of new Contracts. As of the effective date of this Prospectus, however, additional purchase payments are being accepted from existing and new Participants under the Contract.

     The Contracts offer flexible purchase payment arrangements. Net purchase payments made on behalf of a participant of a Qualified Plan ("Participant") are allocated to an account established on behalf of the Participant ("Variable Accumulation Account") and placed in MBL Variable Contract Account-7, previously known as Mutual Benefit Variable Contract Account-7 (the "Account"). At retirement, the value of a Participant's Variable Accumulation Account may be applied to provide a fixed or variable annuity. The investment objective of the Account is to provide as high a level of current income as is consistent with preservation of capital and liquidity through investments in a diversified portfolio of high quality short-term money market instruments. There are no sales or redemption charges under the Contracts.

     Existing Contracts, issued by Mutual Benefit Life, were assumed and reinsured as of May 1, 1994 by MBL Life in accordance with the Plan of Rehabilitation of Mutual Benefit Life as approved by the Superior Court of New Jersey. Substantially all of the assets and certain liabilities, including all insurance liabilities, of Mutual Benefit Life were transferred to MBL Life as of May 1, 1994 (the "Transfer"). In addition, the assets and liabilities of the Account were transferred to a new separate account of MBL Life. MBL Life agreed to assume all the assets and liabilities of the Account. (See "The Variable Contract Account - Legal Developments".)

     This Prospectus sets forth concisely the information about the Account that Contract Holders and Participants should know before investing. Additional information about the Account has been filed with the Securities and Exchange Commission, including a Statement of Additional Information, which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from MBL Life by writing to: Group Pension Operations, MBL Life Assurance Corporation, 520 Broad Street, Newark, New Jersey 07102-3111,
Attn: MBL VARIABLE CONTRACT ACCOUNT-7, or telephone: 1-800-435-3191. Contract Holder or Participant inquiries may be made to the same address or telephone number. The table of contents for the Statement of Additional Information appears on page 30.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN THIS ACCOUNT IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

AN INVESTMENT IN THE ACCOUNT IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

     THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

The date of the Statement of Additional Information is      , 1996.

                             TABLE OF CONTENTS

                                Page

SUMMARY OF PROSPECTUS
Fee Table . . . . . . . . . . .  4
The Contracts . . . . . . . . .  5
The Account . . . . . . . . . .  5
Investment Adviser and
  Principal Underwriter . . . .  5
Expense Charges . . . . . . . .  6
Waiver of Charges . . . . . . .  6
Minimum Investment  . . . . . .  6
Investment Objective of
  the Account . . . . . . . . .  6
Redemption  . . . . . . . . . .  6
Certain Investment
  Risks . . . . . . . . . . . .  6

FINANCIAL STATEMENTS  . . . . .  7

PERFORMANCE RELATED
  INFORMATION . . . . . . . . .  7

GROUP TAX-DEFERRED VARIABLE
  ANNUITY CONTRACTS
Eligible Contract
  Holders . . . . . . . . . . .  8
Basic Provisions  . . . . . . .  8
Assumption of Expense
  Risk. . . . . . . . . . . . .  9
Redemption and Payment
  at Death  . . . . . . . . . .  9
Companion Contract and
  VCA-2 Contract  . . . . . . .  9

THE VARIABLE CONTRACT
  ACCOUNT
Organization  . . . . . . . . . 10
Legal Developments. . . . . . . 10
Assets  . . . . . . . . . . . . 11
Investment Objective and
  Policies  . . . . . . . . . . 12
Portfolio Turnover-Value. . . . 14
Certain Investment Risks. . . . 14
Investment Restrictions . . . . 15

CHARGES
Expense and Expense Risk
  Charges . . . . . . . . . . . 15
Investment Advisory Fee . . . . 16
Other Charges . . . . . . . . . 16
Premium Taxes . . . . . . . . . 16

ACCUMULATION ACCOUNT
Purchase Payments  . . . . . .  16
Variable Accumulation
  Account . . . .  . . . . . .  17

Transfers Between
  Contracts . . .  . . . . . .  18
Redemption  . . .  . . . . . .  18
Payment at Death   . . . . . .  19

ANNUITY
Annuity Commencement Date . .   20
Purchase of Annuity . . . . .   20

GENERAL RIGHTS
Voting Rights . . . . . . . .   21
Confirmation of
  Transaction . . . . . . . .   21
Reports . . . . . . . . . . .   22
457 Plan Participant  . . . .   22


MANAGEMENT  . . . . . . . . .   22

INVESTMENT MANAGEMENT . . . .   22

FEDERAL INCOME TAX STATUS
Introduction  . . . . . . . .   23
Taxation of MBL Life  . . . .   23
Tax Status of the
  Contract  . . . . . . . . .   24
Retirement Plans  . . . . . .   25
Taxation of Distributions . .   26
Withholding . . . . . . . . .   27
Possible Changes in
  Taxation  . . . . . . . . .   27
Other Tax Consequences  . . .   27

OTHER CONTRACT PROVISIONS
Beneficiary . . . . . . . . .   28
Non-Assignability . . . . . .   28
Portability . . . . . . . . .   28
Failure of Plan to Qualify. .   28
Discontinuance  . . . . . . .   28
Transfer to New Funding
  Agency  . . . . . . . . . .   29
Changes in Contract . . . . .   29
Other Changes . . . . . . . .   30

TABLE OF CONTENTS -
STATEMENT OF ADDITIONAL
  INFORMATION . . . . . . . .   30


INDEX OF TERMS

The following terms are
explained on the page
indicated.

Account . . . . . . . . . . . .  1
Accumulation Period . . . . . .  5
Annuity   . . . . . . . . . . . 19
Annuity Commencement Date . . . 19
Code  . . . . . . . . . . . . .  1
Companion Contract  . . . . . .  2
Contract(s) . . . . . . . . . .  1
Contract Holder(s)  . . . . . .  1
Contract Year . . . . . . . . . 18
First Priority  . . . . . . . .  5
401 Plan  . . . . . . . . . . .  8
403(b) Plan . . . . . . . . . .  8
457 Plan. . . . . . . . . . . .  8
IRA Plan  . . . . . . . . . . .  8
MBL Life  . . . . . . . . . . .  1
Mutual Benefit Life . . . . . .  1
Net Purchase Payment  . . . . .  8
1940 Act. . . . . . . . . . . .  5
Participant . . . . . . . . . .  1
Qualified Plans . . . . . . . .  1
Rehabilitation  . . . . . . . . 10
SEC . . . . . . . . . . . . . . 10
Transfer  . . . . . . . . . . .  1
Variable Accumulation
  Account . . . . . . . . . . .  1
Variable Accumulation
  Unit  . . . . . . . . . . . .  8
Variable Contract
  Account - 2 . . . . . . . . .  5
Variable Contract
  Account - 7 . . . . . . . . .  1
VCA-2 Contract  . . . . . . . .  5


                           SUMMARY OF PROSPECTUS
Fee Table

     The purpose of the Fee Table is to help Contract Holders and Participants understand the various Account expenses that would be paid prior to commencement of annuity payments, at which time the investment in the Account will end. The Fee Table, including the Example below, shows the expenses that are deducted from the assets of the Account. For a description of these expenses, see "Charges". The Fee Table does not include premium taxes currently charged by various states, which may range up to 3.5%, which will be deducted and paid to the states as required.


Annual Expenses
(as a percentage of average net assets)
Investment Advisory Fee (after expense waiver)* .....   0.00%
Expense and Expense Risk Charges
     (after expense waiver)*  ......................   0.00%
      Total Annual Expenses  ........................   0.00%

Example
A $1,000 investment in the Account would be subject to the expenses indicated, assuming (1) a 5% annual return and (2) redemption at the end of each time period shown: **

          1 year         3 years        5 years        10 years
          $0             $0             $0             $0

     This example should not be considered a representation of past or future expenses for the Account. Actual expenses may be greater or less than those shown above. Similarly, the annual rate of return assumed in the Example is not an estimate or guarantee of future investment performance.
     __________________________

* Prior to the Transfer, Mutual Benefit Life ceased assessment of the expense and expense risk charge and assumed payment of the investment advisory fee. (See "Charges".) MBL Life has voluntarily agreed to continue with the cessation of the expense and expense risk charge and assume payment of the investment advisory fee for the one-year period beginning May 1, 1996, but reserves the right to reinstate assessment of the expense and expense risk charge and cease assumption of the investment advisory fee at the expiration of this one-year period. (See "Waiver of Charges".) If these charges had not been waived, the total expenses in 1995 would have been .77%.

**   There are no additional charges imposed upon redemption.

The Contracts

     The Contracts described in this Prospectus provide for retirement and other benefits for persons covered under plans qualified for federal income tax advantages under Section 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986, as amended (the "Code"). The Contracts are funded through the Account, the value of which will vary up or down depending upon its investment experience. At the time a Contract was issued, a group fixed annuity companion contract ("Companion Contract"), which is not described in this Prospectus, was also issued to the Contract Holder. In addition, at the option of the Contract Holder, another group variable annuity contract may also have been issued that was funded through MBL Variable Contract Account-2 ("VCA-2 Contract").

     The Contracts, Companion Contracts and VCA-2 Contracts, including any riders thereto, were issued by Mutual Benefit Life and assumptively reinsured by MBL Life. The Contracts offer variable investment accumulations. Fixed annuities are available through the Companion Contract only at retirement. The optional addition of a VCA-2 Contract offered variable accumulations, as well as annuities with underlying investments in common stocks and other equity-type securities.

     New Participants, who enroll after the effective date of this Prospectus, participating in plans qualified under Section 408 of the Code and, for residents of New York, plans qualified under Section 403(b), are entitled to a return of their initial premium payments without cost within ten days of purchase under a ten-day revocation provision.

The Account

     The Account operates as a separate account of MBL Life. It was established by Mutual Benefit Life under New Jersey law in 1983. The assets and liabilities of the Account were transferred to a new separate account of MBL Life as of May 1, 1994, and is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end, diversified management investment company. The Account is available only during the period when funds are accumulated before they are used to provide annuity benefits ("Accumulation Period"). At retirement, fixed or variable annuity benefits are provided under the Companion Contract or a VCA-2 Contract, as elected under a Qualified Plan.

Investment Adviser and Principal Underwriter

     First Priority Investment Corporation ("First Priority") serves as the Account's investment adviser and principal underwriter. First Priority is a wholly-owned indirect subsidiary of MBL Life. For managing the Account's investments, First Priority receives a periodic fee based on a percentage of net assets. For a description of this fee, see "Investment Advisory Fee". First Priority is a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). (See "Investment Management".) First Priority also engages in the sale of other investment company securities and financial products.

Expense Charges

     The Contract provides for an expense and expense risk charge. The Contract also provides for an investment advisory fee. There are no sales or redemption charges under the Contracts, but sales, administrative or other charges may be imposed under the Companion Contract. Premium taxes may also be imposed in various jurisdictions. (See "Charges - Premium Taxes".)

Waiver of Charges

     Prior to the Transfer, Mutual Benefit Life ceased assessment of the expense and expense risk charge and assumed payment of the investment advisory fee. MBL Life has voluntarily agreed to continue the cessation of the expense and expense risk charge and assume payment of the investment advisory fee for the one-year period beginning May 1, 1996, but reserves the right to reinstate assessment of the expense and expense risk charge and cease assumption of payment of the advisory fee at the expiration of this one-year period.

Minimum Investment

     The minimum annual contribution for each Participant under a Contract is $240. (See "Accumulation Account - Purchase Payments".)

Investment Objective of the Account

     The Account's objective is to provide as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity. It seeks to achieve this goal through investments in high quality short-term money market instruments.

Redemption

     At any time during the Accumulation Period, the current value of a Participant's Variable Accumulation Account under a Contract may be withdrawn, in whole or in part. For a description of redemption procedures, see "Redemptions". There is no charge or fee assessed by MBL Life for such withdrawals. A penalty and/or tax may be incurred under the Code upon withdrawal of amounts accumulated under the Contracts offered by this Prospectus, including a 10% penalty generally imposed on the taxable amount of withdrawals prior to age 59 1/2 (subject to certain exceptions). (See "Federal Income Tax Status".)

Certain Investment Risks

     The value of the Account's assets is not insured or guaranteed by the U.S. Government, nor is its yield fixed. The yields realized by the Account will generally rise or fall with short-term interest rates. (See "The Variable Contract Account -- Portfolio Turnover - Value".)

                           FINANCIAL STATEMENTS

     The Account incorporates by reference into this Prospectus the Financial Highlights contained in its 1995 Annual Report to Contract Holders and Participants, which should accompany this Prospectus. The Account will furnish without charge an additional copy of these Reports upon request made to Group Pension Operations, MBL Life Assurance Corporation, 520 Broad Street, Newark, New Jersey 07102-3111, Attn: MBL VARIABLE CONTRACT ACCOUNT-7, or by telephoning 1-800-435-3191. These Reports also contain the Account's financial statements.

     The financial statements for the Account (as well as the auditor's report thereon) are described in the Statement of Additional Information.

     The financial statements of MBL Life may be found in the Statement of Additional Information.

                      PERFORMANCE RELATED INFORMATION

     The Account may from time to time advertise its "yield" and "effective yield". Both yield figures are based upon the Account's past performance only and are not intended to be an indication of future performance. Set forth below is the manner in which the data contained in such advertisements will be calculated.

     The "yield" of the Account refers to the income generated by an investment in the Account over a seven-day period (which period will be stated in any advertisement). This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Account is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. For an explanation of the calculation of "yield" and "effective yield", see the Account's Statement of Additional Information.

     When the Account advertises its "yield" and "effective yield", both quotations include all recurring Contract charges currently applicable. Prior to the Transfer, Mutual Benefit Life ceased assessment of the expense and expense risk charge and assumed payment of the investment advisory fee. MBL Life has agreed to continue with the cessation of the expense risk charge and assumption of the investment advisory fee, but reserves the right to reinstate assessment of the expense and expense risk charge and cease payment of the investment advisory fee. (See "Summary of Prospectus -- Waiver of Charges".) Such charges and fees, if included, would reduce the "yield" and "effective yield".

     For the seven-day period ended December 29, 1995 the Account's "yield" was 6.45% and its "effective yield" was 6.66%.

                            GROUP TAX-DEFERRED
                             ANNUITY CONTRACTS

Eligible Contract Holders

     The Contracts described by this Prospectus are designed to fund retirement and other benefits, through employers, trustees or custodians, to the following categories of employees ("Participants"), and their beneficiaries:

     1. Employees covered under annuity purchase arrangements adopted pursuant to Section 403(b) of the Code by public school systems and non-profit organizations described in Section 501(c)(3) of the Code ("403(b) Plans"), including former employees who had been covered under other such annuity purchase arrangements and who have not withdrawn their account balances or commenced receiving their annuity benefits.

     2. Employees covered under plans maintained by partnerships and sole proprietorships which are qualified under Section 401 of the Code ("401 Plans"). These plans were commonly referred to as HR-10 Plans prior to the Tax Equity and Fiscal Responsibility Act of 1982.

     3. Employees covered under deferred compensation plans qualified under Section 457 of the Code ("457 Plans").

     4. Individuals covered under Individual Retirement Account Plans qualified under Section 408 of the Code ("IRA Plans" or "408 Plans").

     The Code affords certain federal income tax advantages to employers, employees and beneficiaries covered under one or more of the above plans or arrangements. (See "Federal Income Tax Status".)

Basic Provisions

     Net Purchase Payments made for or by Participants are invested during the Accumulation Period before retirement. "Net Purchase Payment" means the amount of a purchase payment for a Participant, less any premium tax. (See "Premium Taxes".)

     At retirement, the current value of a Participant's Variable
Accumulation Account may be used to purchase fixed annuities under a Companion Contract, or variable annuities under a VCA-2 Contract, if currently available.

     Variable Accumulation Account. Under the Contracts, Net Purchase Payments are allocated to a Participant's Variable Accumulation Account. Amounts allocated to a Variable Accumulation Account purchase Variable Accumulation Units. The value of a Participant's Variable Accumulation Account varies up or down from day to day depending on the investment experience of the Account. No assurance of investment results can be given. The investment experience of a Participant's Variable Accumulation Account reflects the investment income and realized and unrealized capital gains and losses, if any, of the Account.

     Retirement Annuity. Whenever funds accumulated under the Contracts are to be applied to purchase a fixed rate annuity, the funds will be transferred to the Companion Contract and the annuity will be funded through MBL Life's General Account. (See "The Variable Contract Account - Legal Developments".) If a VCA-2 Contract has been issued to the Contract Holder and the Participant has elected to receive all or part of the annuity as a variable annuity, the appropriate funds will be transferred to the VCA-2 Contract and the annuity will be funded through MBL Variable Contract Account-2. (See "Annuity".)

Assumption of Expense Risk

     MBL Life assumes the expense risks under the Contracts to the extent that the charges for expense made under the Contracts do not cover the actual expenses incurred. (See "Waiver of Charges".)

Redemption and Payment at Death

     The current value of a Participant's Variable Accumulation Account may be withdrawn, in whole or in part, at any time before his or her Annuity Commencement Date under the Contract. The Annuity Commencement Date is the first day of any month on which the Participant elects to begin receiving payments under an annuity. Withdrawals prior to retirement, however, may involve adverse tax consequences, or may be restricted. (See "Redemption" and "Federal Income Tax Status".)

     If a Participant dies before retirement, MBL Life will cancel the Participant's Variable Accumulation Account and transfer the value of such account, as of the date MBL Life receives satisfactory written notice of death, to the Companion Contract, where the proceeds will be held at the rate of interest specified in the Companion Contract until final disposition. (See "The Variable Contract Account - Legal Developments".) However, in lieu of such transfer, upon election by the Participant's beneficiary, the beneficiary may receive the current value of the Participant's Variable Accumulation Account as of the date MBL Life receives satisfactory written notice of death. Payments will be made within seven days thereafter, subject to receipt by MBL Life of all necessary information concerning the beneficiary. (See "Payment at Death".)

Companion Contract and VCA-2 Contract

     At the time a Contract was issued, the Contract Holder was also issued a Companion Contract. A Companion Contract is a group fixed annuity contract that provides for, among other things, the purchase of fixed annuities. (See "The Variable Contract Account -Legal
Developments".)

     VCA-2 Contracts were issued to Contract Holders who wished to be provided with variable annuities under the Plans. Purchase payments under a VCA-2 Contract are invested through MBL Variable Contract Account-2, an MBL Life separate account, in shares of MBL Growth Fund, Inc. ("MBL Growth"), a mutual fund with the primary investment objective of long-term appreciation of capital.

     The terms "Companion Contract" and "VCA-2 Contract", as used in this Prospectus, refer to both a previously issued Companion Contract or VCA-2 Contract, respectively, and to any contracts amended by rider as the context indicates.

     The Contracts, Companion Contracts, and VCA-2 Contracts, including any riders issued thereto, are part of MBL Life's overall tax-qualified annuity program which may be utilized by the Plans. This Prospectus does not furnish detailed information as to the Companion Contract, VCA-2 Contract or any riders thereto, MBL Variable Contract Account-2 or MBL Growth. The charges and benefits under the Companion Contract and the VCA-2 Contract are specified in those contracts. Prospectuses for MBL Variable Contract Account-2, including the VCA-2 Contract, and MBL Growth are available upon request made to Group Pension Operations, MBL Life Assurance Corporation, 520 Broad Street, Newark, New Jersey 07102-3111,
Attn: MBL VARIABLE CONTRACT ACCOUNT-2.

                       THE VARIABLE CONTRACT ACCOUNT

Organization

     The Account is registered with the Securities and Exchange Commission ("SEC") as an open-end, diversified management investment company under the 1940 Act. Registration under the 1940 Act involves regulation by the SEC, but does not involve supervision or management of investment practices or policies of either the Account or MBL Life, the sponsoring insurance company. The Account was established by Mutual Benefit Life in 1983 under New Jersey law pursuant to a resolution of the Board of Directors of Mutual Benefit Life. The assets and liabilities of the Account were transferred to a separate account of MBL Life as of May 1, 1994 pursuant to a resolution of the Board of Directors of MBL Life.

     MBL Life is a New Jersey stock life insurance company incorporated in 1972, with its principal office at 520 Broad Street, Newark, New Jersey. Its stock is held by a Stock Trust, pursuant to the Rehabilitation Plan of Mutual Benefit Life, MBL Life's former parent.

Legal Developments

     The Account was originally a separate account of Mutual Benefit Life. On July 16, 1991, the Superior Court of New Jersey ("Court") entered an Order ("Order") appointing the Commissioner of Insurance of the State of New Jersey as Rehabilitator of Mutual Benefit Life, thereby granting the Rehabilitator immediate exclusive possession and control of, and title to, the business and assets of Mutual Benefit Life, including those of the Account.

     In view of the terms and conditions of the Order, on July 16, 1991, Mutual Benefit Life, on behalf of the Account, immediately ceased acceptance of applications for new Contracts and additional purchase payments under existing Contracts. The cessation of additional purchase payments continued from July 16, 1991 until the effective date of this Prospectus. Because the Account was a separate account of Mutual Benefit Life, the assets and liabilities of the Account were maintained separate and apart from Mutual Benefit Life's general account assets and liabilities. Transfers to VCA-2 Contracts were temporarily suspended. Transfers from the Account to the Companion Contract were temporarily prohibited and withdrawals from the Companion Contract were restricted during the Rehabilitation Period, which is to terminate no later than December 31, 1999. Death Benefit payments upon the death of each Participant continue to be made to the beneficiaries.

     A Rehabilitation Plan was developed by the Rehabilitator, the terms of which were subsequently approved and confirmed by the Court in January 1994. Certain terms and conditions of the Rehabilitation Plan have been appealed by parties to the Rehabilitation Plan, and litigation brought against Mutual Benefit Life, the ultimate resolutions of which cannot be determined at this time.

     The Rehabilitation Plan stipulated that the assets and liabilities of the Account would be transferred from Mutual Benefit Life to a separate account of MBL Life. The Transfer was effected pursuant to an assumption reinsurance transaction on May 1, 1994. Under the Rehabilitation Plan, MBL Life assumed substantially all of the business, assets and liabilities of Mutual Benefit Life. MBL Life will operate under and is governed by the terms and conditions of the Rehabilitation Plan until the termination of the Rehabilitation Period, not later than December 31, 1999. While the Rehabilitation Plan was developed based on the Rehabilitator's best estimates, no assurances can be provided that the Rehabilitation Plan will ultimately be successful. For more information see the financial statements of MBL Life contained in the Statement of Additional Information.

     As of May 1, 1994, all of the issued and outstanding shares of MBL Life were placed in a Stock Trust which is to terminate at the end of the Rehabilitation Period. The Commissioner of Insurance was appointed Trustee of the Stock Trust. On July 5, 1995, Alan J. Bowers was appointed President and Chief Executive Officer of MBL Life.

     MBL Life reserves all rights regarding the use of its name, or any part of its name, including the right to withdraw its use by the Account or to grant its use to any other investment company or entity.

Assets

     While the Account, as of May 1, 1994, is an asset of MBL Life, it is held separately from all other assets of MBL Life and may not be charged with liabilities arising out of any other business of MBL Life. The Contracts provide that any income, gains or losses from the Account's investment operations shall be credited to or charged against the Account without regard to any other income, gains or losses of MBL Life. The obligations arising under the Contracts are not obligations of MBL Life during the Accumulation Period.

     As of January 2, 1996, Participants under the Long Island Jewish Medical Center 403(b) Plan, New Hyde Park, New York, the largest Contract Holder of the Account, owned 42.79% of the outstanding Variable
Accumulation Units of the Account; Participants under the New York Hospital 403(b) Plan, New York, New York owned 10.38% of the outstanding Variable Accumulation Units of the Account.

Investment Objective and Policies

     The Account offers Participants the opportunity to provide for retirement and other benefits available under the Contracts through pooled investments in short-term debt instruments normally available in denominations of $100,000 or more. These securities, or "money market" instruments, will be the Account's only investments. The Account's objective, which may not be changed without the approval of a majority of Contract Holders, is to provide as high a level of current income as is consistent with preservation of capital and maintenance of liquidity. The Account will seek to achieve its objective through investments in the securities and repurchase agreements relating thereto, described below, all of which will be U.S. dollar denominated obligations. All investments will have remaining maturities of 397 days or less with a dollar-weighted average maturity not exceeding 90 days. The Account will limit its investments to securities that are determined to have "minimal credit risks" and that are "Eligible Securities". Eligible Securities have a remaining maturity at the time of purchase of not more than 397 days.
They are rated in one of the two highest rating categories by at least two nationally recognized statistical rating organizations ("NRSRO's") (or by the only NRSRO that has rated the security), or, if unrated, are of comparable investment quality. The Account will not invest more than five percent of its assets in Eligible Securities which are not rated in the highest short-term rating category by at least two NRSRO's (or by the only NRSRO that has rated the instrument), or comparable unrated securities ("Second Level Securities").

     U.S. Government Securities. The Account may purchase obligations issued or guaranteed as to principal and interest by the United States Government, or its agencies or instrumentalities. Direct obligations of the United States Government include Treasury Bills, Treasury Notes and Treasury Bonds, and are backed by the full faith and credit of the United States Government.

     The Account may purchase securities of agencies and instrumentalities of the United States Government, such as the Federal Housing Administration, Government National Mortgage Association, General Services Administration, Tennessee Valley Authority, Federal Home Loan Banks, Federal Land Banks and the United States Postal Service. Some of the securities are backed by the full faith and credit of the United States Government or guaranteed by the United States Treasury. Obligations of some of the agencies and instrumentalities are only supported by the issuing agency's or instrumentality's credit or right to borrow from the United States Treasury. The latter may be no guarantee against default.

     Bank Obligations. The Account may purchase certificates of deposit, banker's acceptances and other obligations of U.S. banks which have total assets of $1 billion or more and capital surplus and undivided profits of at least $100 million as of the date of their most recently published financial statements, including foreign branches of U.S. banks.

     Normally these banks will be members of the Federal Reserve System and the Federal Deposit Insurance Corporation, but this is not an investment requirement.

     Savings and Loan Obligations. The Account may invest in negotiable certificates of deposit and other short-term obligations of savings and loan associations which have total assets in excess of $1 billion and are insured by the Federal Deposit Insurance Corporation.

     Commercial Paper. The Account may invest in commercial paper obligations which may include variable amount master demand notes. These notes permit the investment of fluctuating amounts by the Account at varying rates of interest pursuant to direct arrangements between the Account, as lender, and the borrower. Daily changes in the amounts borrowed are permitted and the Account has the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount. The borrower, typically a large industrial or finance company which also issues commercial paper, may repay up to the full amount of the note at any time without penalty. Because variable amount master demand notes are direct lending arrangements between the lender and borrower, it is not generally contemplated that such instruments will be traded, and there is no secondary market for these notes, although they are redeemable (and thus immediately repayable by the borrower) at face value, plus accrued interest, at any time. Accordingly, the receipt of payment by the Account is dependent on the ability of the borrower to pay principal and interest on demand. It is not expected that the notes will be backed by bank letters of credit.

     The Account's investment adviser will value any master demand notes held by the Account, taking into consideration such factors as earning power, cash flow and other liquidity ratios of the issuer.

     Other Corporate Debt Securities. The Account may purchase other non-convertible corporate obligations, including bonds and debentures, which at the time of purchase have less than 397 days remaining to maturity.

     Repurchase Agreements. These involve the purchase of government securities with the concurrent agreement by the seller, a bank or securities dealer, to repurchase the securities at an agreed upon price and date.

     The repurchase price exceeds the cost of the securities subject to the agreement, thereby providing a determinable yield for the holding period. Repurchase agreements are short-term investments, usually one week or less. They are fully collateralized by the purchased securities and are considered loans under the 1940 Act. During the term of a repurchase agreement, the seller will be required to provide such additional collateral as is necessary to maintain the value of all the collateral under a repurchase agreement at a level at least equal to the repurchase price. The Account will make payment for such securities only upon delivery or evidence of book entry transfer to the Custodian. If the seller defaults, the Account might incur a loss if the value of the collateral securing the repurchase agreement declines. It might also incur disposition costs in connection with the liquidation of the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Account may be delayed or limited. In no event will the Account enter into a repurchase agreement having a repurchase date more than 397 days after the date of acquisition. Repurchase agreements afford an opportunity for the Account to earn a higher return on temporarily available cash than would otherwise be the case.

     Reverse Repurchase Agreements. The Account may invest in reverse repurchase agreements, which involve the sale of any of the securities held by the Account (except master demand notes), with an agreement to repurchase at an agreed upon price, date, and interest payment.

     Reverse repurchase agreements are considered borrowing under the 1940 Act and may represent a form of leveraging. The Account will use the proceeds of reverse repurchase agreements to make other investments which either mature or are under an agreement to resell at a date simultaneous with or prior to the expiration of the reverse repurchase agreement.

     The Account may utilize reverse repurchase agreements only if the interest income to be earned from the investment of proceeds of the transaction is greater than the interest expense of the reverse repurchase transaction. Reverse repurchase agreements will only be entered into with a bank or securities dealer, and only under circumstances where the repurchase is not more than 397 days after the date the repurchase agreement is entered into.

Portfolio Turnover-Value

     Although it is not the Account's objective to make investments for capital growth, it may engage in some short-term trading to take advantage of market fluctuations and may sell any portfolio investment before it matures to protect principal, improve liquidity or enhance yield.

     The value of the Account's portfolio will vary inversely to changes in prevailing interest rates. If interest rates increase after the purchase of a security, its value normally will decline. Conversely, a drop in interest rates normally will result in an increase in the security's value. These changes, however, will not generally result in gains or losses for the Account since it intends to hold its investments to maturity when the entire principal and accrued interest is due.

Certain Investment Risks

     The value of the Account's assets is not insured or guaranteed by the U.S. Government, nor is its yield fixed. Interest rates on money market securities fluctuate in response to various economic factors and, similarly, the yields realized by the Account will generally rise or fall with short-term rates. Although the Account's investments are regarded as high quality instruments, many are not guaranteed by any government and some present special risks such as in the case of obligations of foreign branches of U.S. banks. The obligations of foreign branches of U.S. banks involve risk considerations different from those associated with U.S. domestic banks. These include foreign economic and political developments, foreign governmental restrictions which may adversely affect payment of principal and interest on the obligations, expropriation, limitations on removal of funds, foreign withholding and other taxes on interest income, and difficulties in obtaining and enforcing a judgment against a foreign branch.

Investment Restrictions

     The Account is subject to certain investment restrictions which are considered fundamental policies and, unlike the other investment policies described herein, cannot be changed without approval of the holders of a majority (as defined in the 1940 Act) of the outstanding units in the Account. Among other restrictions, the Account will not enter into repurchase agreements if, as a result thereof, more than 10% of the Account's total assets would be subject to repurchase agreements maturing in more than seven days. The Account also will not enter into reverse repurchase agreements if the Account's obligations would be greater than 20% of the Account's total assets. The Account may mortgage, pledge or hypothecate its assets only in limited circumstances and never in excess of 5% of its total assets taken at cost. The Account will also not hold more than 10% of any class of securities of any one issuer nor invest more than 25% of the value of the Account's total assets in securities of any one industry except that these limitations will not apply with respect to investments in obligations issued or guaranteed by the United States Government, but do apply to investments in securities of agencies and instrumentalities of the United States Government which are only supported by their own credit or right to borrow from the United States Treasury. The Account's investment restrictions are described in full in the Statement of Additional Information, under "Investment Restrictions".

                                  CHARGES

Expense and Expense Risk Charges

     Prior to the Transfer, Mutual Benefit Life ceased assessment of the expense and expense risk charge. MBL Life has voluntarily agreed to continue with the cessation of the expense and expense risk charge, but reserves the right to reinstate assessment of the expense and expense risk charge. Absent the waiver of the expense and expense risk charge, a charge, payable to MBL Life, at the annual rate of 0.35% would be made daily against the Account's assets for expenses and 0.02% for the expense risk assumed by MBL Life. Expenses include the costs attributable to the establishment, maintenance and operation of the Account, other than investment advisory fees and any brokerage commissions or fees relating to securities transactions, which are paid by the Account. Expense risk means the contingency that expenses will be greater than the 0.35% expense charge. This charge may not be changed, except as described in "Other Contract Provisions - Changes in Contract". Because these charges are imposed as a percentage of assets, administrative charges under larger contracts may be greater than actual expenses under those contracts and larger contracts may subsidize smaller contracts.

     The charge for expenses is not designed to produce a profit but only to cover the Account costs. If the charges for expenses and expense risks are less than the actual expense risk assumed by MBL Life, MBL Life will suffer a loss. However, if the charge is more than sufficient, there will be a contribution to MBL Life's surplus. To the extent that there is such a contribution, it may be used for any proper corporate purpose, including, among other things, payment of certain sales and promotional expenses incurred in connection with the distribution of Contracts.

Investment Advisory Fee

     Prior to the Transfer, Mutual Benefit Life assumed payment of the investment advisory fee. MBL Life will continue to assume payment of the fee for additional one-year periods, but reserves the right to cease assumption of payment of the investment advisory fee at the expiration of any one-year period. Absent the waiver of the advisory fee, for the investment advisory services of First Priority, described in "Investment Management", the Account would pay a periodic fee at the annual rate of
 .40% of the first $300,000,000 of the Account's average daily net assets, .35% of the next $400,000,000 of the Account's average daily net assets and .30% of the Account's average daily net assets in excess of $700,000,000. For a discussion of how the fee is calculated, see the Account's Statement of Additional Information, under "Investment Advisory and Other Services".

Other Charges

     Currently, no charges are made against the Account for MBL Life's federal income taxes, or provisions for such taxes, that may be attributable to the Account. MBL Life may charge the Account for its portion of any income tax charged to MBL Life on the Account or its assets. Under present laws, MBL Life may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, MBL Life may decide to make charges for such taxes, or provisions for such taxes, against the Account. Any charges made against the Account could have an adverse effect on the investment experience of the Account.

Premium Taxes

     Premium taxes ranging up to 3.5% are currently levied by various
states.   If premium taxes are incurred by an Account, a charge for the amount of those taxes will be made when the taxes are incurred.

                           ACCUMULATION ACCOUNT

Purchase Payments

     The Contracts offer flexible purchase payment arrangements which may be tailored for individual plans as follows:

     Frequency. Purchase payments may be made for active Participants whenever desired, except not more frequently than every two weeks.

     Amount. Under 401, 403(b), 408 or 457 Plans, the annuity purchase agreement or salary reduction agreement between each Participant and his or her employer, respectively, must specify that contributions on the Participant's behalf to all Contracts will be at least $240 during each year under the Plan.

     Continuity. Purchase payments for a Participant may be discontinued at any time, without any effect on the Participant's rights under the Contract. Purchase payments may be resumed at a later date at no additional charge, and will again be subject to the minimum of $240 per year per participant.

Variable Accumulation Account

     Net Purchase Payments are allocated to a Participant's Variable Accumulation Account under the Contract and are applied to purchase Variable Accumulation Units. Each Variable Accumulation Unit represents a proportionate interest in the assets of the Account.

     The number of Variable Accumulation Units purchased is equal to each Net Purchase Payment, divided by the current dollar value of a Variable Accumulation Unit. The Variable Accumulation Unit is calculated as of the end of each Valuation Date, which is a day when the New York Stock Exchange is open for trading. For any Valuation Date, the Variable Accumulation Unit value is equal to the value for the preceding Valuation Date multiplied by the Net Investment Factor for the current Valuation Date. For any day which is not a Valuation Date, the Variable Accumulation Unit value is equal to the value for the following Valuation Date. The Variable Accumulation Unit value is affected by the investment experience of the Account and the deduction of charges and may vary either up or down each Valuation Date.

     The Net Investment Factor for any Valuation Date is equal to (1) the net value of the Account determined as of the close of regular trading on the New York Stock Exchange on that date (exclusive of any purchase payments or redemptions on such date), less a deduction at an effective annual rate of 0.37% for the expense and expense risk charges and less a deduction at a maximum rate of .40% for the investment management charge (at present, no such charges are deducted, see "Waiver of Charges"), and less a deduction for federal tax attributable to the maintenance and operation of the Account (at present, no such federal tax is payable, see "Charges - Other Charges"); divided by (2) the value of the Account determined as of such close on the preceding Valuation Date. For a hypothetical example illustrating the computation of the Variable Accumulation Unit value and the Net Investment Factor, see the Account's Statement of Additional Information.

     The Account's portfolio securities are valued as follows:

     Investments in short-term securities which mature in 60 days or less are valued under the amortized cost method of valuation. Under this method, securities are initially valued at cost on their acquisition date (or the date on which they first have a maturity of 60 days or less), and their subsequent value is based on such initial value, assuming a constant accretion of a discount or amortization of a premium to maturity, regardless of any subsequent minor fluctuations in the market value of the security. Short-term securities which mature in more than 60 days are valued at market values, based on quoted bid and asked prices or yield equivalent.

     In effect, each Net Purchase Payment (after the first) is invested in Variable Accumulation Units at the value next determined after receipt of the payment by MBL Life at its Home Office. Thereafter, the Variable Accumulation Units credited under a Contract will vary up or down in value, depending on the value of the assets held by the Account which is affected by investment performance, expenses and charges.

Transfers Between Contracts

     A Participant may transfer between the Variable Accumulation Account under the Contract described in this Prospectus and the VCA-2 Contract, on proper written request to MBL Life. During any Contract Year a Participant may transfer, once a quarter, from the Contract to the VCA-2 Contract. Until the termination of the Rehabilitation Period, no later than December 31, 1999, transfers between the Variable Accumulation Account under the Contract, as described in this Prospectus and the Companion Contract, may be subject to restrictions imposed by the Companion Contract. (See "The Variable Contract Account - Legal Developments".)

     The Variable Accumulation Account values will also be transferred to the Companion Contract upon the death of a Participant (see "Accumulation Account - Payment at Death"), or if a Qualified Plan fails to qualify under the Code. (See "Other Contract Provisions - Failure of Plan to Qualify".)

     A request to transfer from a Participant's Variable Accumulation Account under a Contract to a VCA-2 Contract is treated as a request to transfer the entire Variable Accumulation Account if the total value remaining in the Contract after the transfer would otherwise be less than $240 or if the amount specified to be transferred exceeds the value of the Variable Accumulation Account.

     No transfer may be made within 15 days of a Participant's Annuity Commencement Date. The amount of each transfer must be at least $240.

     Transfers from the VCA-2 Contract to the Contract described in this Prospectus will be subject to the transfer provisions contained in such other contract, including any limitations or charges contained in that contract.

     Transfers may be made only on a Valuation Date as defined in this Prospectus. All transfers will be based on the Variable Accumulation Unit value calculated on the effective date of the transfer. MBL Life will send Participants written confirmation of all transfers when they are effected.

Redemption

     The current value of a Participant's Variable Accumulation Account may be withdrawn, in whole or in part, or transferred to another tax-qualified investment vehicle, at any time before his or her Annuity Commencement Date under the Contract. However, under 401, 403(b) and 457 Plans, the redemption right may be restricted in accordance with the Plan. Any partial withdrawal must amount to at least $240. Certain plans may require forfeiture of non-vested employer contributions, and may also provide that certain contributions may not be redeemed until the occurrence of a specified event, such as attainment of age 59 1/2. The terms of the Plan should be reviewed to determine if contributions are so restricted.

     Redemption is effected by redeeming a sufficient number of Variable Accumulation Units in the Variable Accumulation Account to pay the amount requested in cash. The number of units redeemed in the Variable
Accumulation Account is based on their value next determined after receipt of a proper written request by MBL Life at its Home Office.

     A request for partial redemption of a Participant's Variable Accumulation Account under the Contract is treated as a request for complete redemption if the total remaining value of the Variable Accumulation Account would otherwise be less than $240 or if the redemption request is for an amount which exceeds the value of such account.

     In this event, the Participant's Variable Accumulation Account may be reduced by deducting any applicable administration charge otherwise deducted at the end of the year and the remaining value of the Variable Accumulation Account is paid to the Participant (or, in the case of a transfer, to the financial institution designated by the Participant) less any federal taxes withheld. (See "Federal Income Tax Status -- Withholding".) After complete redemption by a Participant, no further purchase payments may be made for the Participant without the consent of MBL Life.

     Payment of the amount redeemed is made within seven days after receipt of the request, unless (1) the New York Stock Exchange is closed (for reasons other than holidays and weekends), or trading on the New York Stock Exchange is restricted, (2) an emergency exists, as determined by the SEC, so that valuation of the assets of the Account, or redemption of the securities held by the Account, is not practicable, or (3) the SEC permits postponement by order.

     Redemption may adversely affect tax benefits otherwise available under the Code. (See "Federal Income Tax Status".) Under 403(b) Plans current restrictions imposed by the Code limit withdrawals. (See "Federal Income Tax Status -- 403(b) Plans".)

Payment at Death

     If a Participant dies before his or her Annuity Commencement Date, MBL Life will cancel the Participant's Variable Accumulation Account and transfer the value of such account, as of the date MBL Life receives satisfactory written notice of death, to the Companion Contract where the proceeds will be held at the interest rate specified in the Companion Contract until final disposition. (See "Group Tax-Deferred Variable Annuity Contracts - Companion Contract and VCA-2 Contract" and "The Variable Contract Account - Legal Developments".) No sales charges will be imposed on the transfer of Account funds to the Companion Contract. In lieu of transferring the Participant's Variable Accumulation Account to the Companion Contract, MBL Life may pay all of such account value to the beneficiary in a single sum, if the beneficiary has made a written request for such payment. The Contracts require the beneficiary to make the written request within 90 days of the Participant's death. If the beneficiary is a spouse, the Variable Accumulation Account may be continued at the spouse's election; however, no further purchase payments may be made.

     In general, the rights of beneficiaries are subject to the same conditions as corresponding rights of Participants. In addi-tion, the rights of a beneficiary may be subject to restrictions imposed by the Participant in designating his or her beneficiary.

                                  ANNUITY

Annuity Commencement Date

     A Participant covered under an annuity purchase agreement adopted pursuant to Section 403(b) of the Code may elect an Annuity Commencement Date under the Contracts, which, as discussed above, will be the first day of any month on which the Participant elects to begin receiving payments under an annuity. In no event may a Participant's Annuity Commencement Date be later than the date under which distributions must begin under the Code. The Code generally requires distributions to begin by April 1 following the calendar year in which a Participant attains age 70 1/2, without regard to the actual date of retirement, and also precludes distributions attributable to elective purchase payments prior to attainment of age 59 1/2, separation from service, death, disability or hardship. The selection of an Annuity Commencement Date must be made in writing, on a form furnished by MBL Life, and received in MBL Life's Home Office at least 15 days in advance of the Annuity Commencement Date.

     An elected retirement date under other Qualified Plans, which generally must be no later than April 1 following the calendar year in which a Participant attains the age of 70 1/2, is the Participant's Annuity Commencement Date.

Purchase of Annuity

     On a Participant's normal or optional Annuity Commencement Date, the value of the Variable Accumulation Account, less any applicable premium tax, may be applied to purchase a fixed annuity and, if an VCA-2 Contract has been issued to the Contract Holder, a variable annuity. In such event, the full value of the Participant's Variable Accumulation Account will be transferred in the appropriate amounts to the Companion Contract and/or VCA-2 Contract. The amounts transferred will be as elected by the Participant, in order to achieve the desired balance between the fixed and variable annuities. The fixed annuity will then be purchased under the Companion Contract, and the variable annuity will be purchased under the VCA-2 Contract.

                              GENERAL RIGHTS

Voting Rights

     All Contract Holders have voting rights with respect to the Account. The number of votes attributed to each Contract Holder is equal to the number of Variable Accumulation Units in the Account under the Contract. Fractional votes are counted. Participants may have the right to instruct Contract Holders as to casting votes with respect to their Variable Accumulation Accounts arising from their own purchase payments under 401, 403(b), IRA, or 457 Plans, as may be provided under the terms of the Plan. Votes with respect to units for which no voting instructions are received from Participants are voted by the Contract Holder on each matter in the same proportion as those units for which voting instructions are received. MBL Life votes units it holds on each matter in the same proportion as such units are voted by Contract Holders.

     The Account held a Special Meeting of Contract Holders on April 12, 1995. All Contract Holders and Participants of record as of February 24, 1995 received Proxy materials, dated March 13, 1995, describing several items in which such Contract Holders were entitled to vote at that meeting. A majority of the Contract Holders voted, by Proxy, to elect the five Committee Members; ratify the appointment of Coopers & Lybrand L.L.P., as the Account's independent accountants; approve the continuance of the Account's investment advisory agreement with First Priority; and approve the continuance of the Account's Service Agreement among the Account, First Priority and MBL Life.

     The Account is not required to hold regular annual Contract Holder meetings and, in the normal course, does not expect to hold such meetings. The Account is, however, required to hold Contract Holder meetings for such purposes as, for example: (1) approving certain agreements as required by the 1940 Act; (2) changing fundamental investment objectives and restrictions; and (3) filling vacancies in the membership of the Management Committee of the Account ("Committee") in the event that less than a majority of the Committee members were elected by Contract Holders. The Account expects that there will be no meetings of Contract Holders for the purpose of electing Committee members unless and until such time as less than a majority of the Committee members holding office have been elected by Contract Holders. In addition, holders of record of not less than two-thirds of the outstanding Accumulation Units of the Account may remove a Committee member from office by a vote cast in person or by proxy at a Contract Holder meeting called for that purpose at the request of holders of 10% or more of the outstanding Accumulation Units of the Account. The Account has the obligation to assist in such Contract Holder communications. Except as set forth above, Committee Members will continue in office and may appoint successor Committee Members.

Confirmation of Transactions

     Within five business days after the end of each calendar quarter a quarterly statement will be sent to each Participant under the Contract detailing all activity in the Participant's Variable Accumulation Account for the previous quarter, including any purchase payments, redemptions and transfers; the dates of each such transaction; the amounts allocated to the Variable Accumulation Account; the administration charges deducted, if any, and the total Variable Accumulation Account value at the end of the period.

     New Participants will be sent a confirmation upon receipt of their first purchase payment, and quarterly statements thereafter.

     In some cases confirmations may be sent more frequently than quarterly.

Reports

     During the Accumulation Period, MBL Life furnishes a quarterly report for each Participant showing as of a specified date (1) the number of Variable Accumulation Units in his or her Variable Accumulation Account under the Contract and (2) the Variable Accumulation Unit value.

     In addition, MBL Life will furnish for each Participant a semi-annual report showing the financial position of the Account and a schedule of the investments held by the Account.

457 Plan Participants

     The rights and benefits of Participants in a 457 Plan differ from those of Participants covered under Contracts issued under other circumstances. Under a 457 Plan the Contract Holder is usually the employer and the assets of such a Plan are part of the general assets of the employer. A Participant must look exclusively to his or her employer and the employer's financial resources for any benefits to which the Participant is entitled. Accordingly all rights of Participants referred to or described in this Prospectus are vested in the Contract Holder.

                                MANAGEMENT

     The Account is managed by a Management Committee in accordance with the Rules and Regulations adopted by the Management Committee. The names and addresses of the Chairman, Members, and Officers of the Management Committee together with a brief description of their principal occupations during the past five years are found in the Account's Statement of Additional Information, "Management of the Account".

                           INVESTMENT MANAGEMENT

      The Investment Advisory Agreement between the Account and First Priority was last approved by the Management Committee on February 9, 1995, and approved by Contract Holders on April 12, 1995. This Investment Advisory Agreement, which initially became effective on May 1, 1994, provides for the succession of First Priority as investment adviser to the Account in place of Green Hill Financial Service Corporation ("Green Hill"). Under the Investment Advisory Agreement with the Account, First Priority now provides the Account with investment advisory and management services and, subject to the authority of the Management Committee, is responsible for overall management of the Account's business affairs. Under a separate Service Agreement among the Account, First Priority and MBL Life, last approved by the Management Committee on February 9, 1995, and approved by Contract Holders on April 12, 1995, MBL Life provides First Priority with certain facilities required for performance of its duties under the Investment Advisory Agreement.

     First Priority was incorporated in 1993 under the laws of the State of New Jersey. It is a registered investment adviser under the Advisers Act, a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc.
First Priority serves as investment adviser for MAP-Government Fund, Inc., a money-market mutual fund sponsored by MBL Life, and will also engage in the sale of other investment company securities and other financial products.

     A description of the services provided by First Priority pursuant to the Investment Advisory Agreement, and a discussion of the Service Agreement, appear in the Account's Statement of Additional Information, "Investment Advisory and Other Services".

     During 1993 and from January 1, 1994 through April 30, 1994, Green Hill received advisory fees from Mutual Benefit Life, pursuant to its agreement, of $10,840, and $3,168 respectively. From May 1, 1994 through December 31, 1994, and for 1995, First Priority received advisory fees from MBL Life, pursuant to its agreement, of $5,945 and $8,536, respectively.

                         FEDERAL INCOME TAX STATUS
Introduction

     The following discussion is a general discussion of federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon MBL Life's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under
Section 401(a), 403(b), 408(b) or 457 of the Code ("Qualified Contracts").

Taxation of MBL Life

     MBL Life is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Account is not an entity separate from the Company, and its operation forms a part of MBL Life, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, MBL Life believes that the Account's investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

     Accordingly, MBL Life does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, MBL Life does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in MBL Life being taxed on income or gains attributable to the Account, then MBL Life may impose a charge against the Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contract

     Diversification. Section 817(h) of the Code requires that with respect to certain contracts, the investments of the Account must be "adequately diversified", in accordance with Treasury Regulations in order for those Contracts to qualify as annuity contracts under federal tax law. MBL Life believes that all contracts issued in accordance with this Prospectus are pension plan contracts to which Section 817(h) is not presently applicable.

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor [i.e., the owner], rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no guidance has been issued.

     The ownership rights under the Contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Account. In addition, MBL Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. MBL Life therefore reserves the right to modify the Contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Account.

Retirement Plans

     In General. The Contract is designed for use with several types of retirement plans. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions.
Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. For example, a 10% penalty generally will be imposed on the taxable amount of withdrawals prior to age 59 1/2, subject to certain exceptions.

     MBL Life makes no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Owners and participants under retirement plans as well as annuitants and beneficiaries are cautioned that the rights of any person to any benefits under Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts issued in connection with such a plan. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to the Contract owner, the annuitant, or the beneficiary may depend on the tax status of the individual concerned.
Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Owners, participants and beneficiaries should consult their legal counsel and tax advisor regarding the use of the Contract under the retirement plan.

     Corporate Pension and Profit-Sharing and H.R. 10 Plans. Code Section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

     Section 403(b) Plans.    Under Code Section 403(b), payments made by
public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludible from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes and state income taxes.

     Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

     Individual Retirement Annuities and Simplified Employee Pension
Plans.    Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account, each hereinafter referred to as an "IRA". IRAs are subject to limitations on the amount that may be contributed and deducted and the time when distributions may commence. Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase.

     Deferred Compensation Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account.
In general, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

     Restrictions under Qualified Contracts. Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

Taxation of Distributions

     Section 72 of the Code governs taxation of distributions from Section 401, 403(b) and 408 retirement plans in general. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Account Value or any portion of an interest in the retirement plan generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

     In the case of a withdrawal, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. For a Contract issued in connection with retirement plans, the "investment in the contract" will most likely be zero. Special tax rules may be available for certain withdrawals.

     Although the tax consequences may vary depending on the annuity payment elected under the Contract, in general, only the portion of the annuity payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Annuity payments is taxable. For Variable Annuity payment, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract". For Fixed Annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity payments for the term of the payments; however, the remainder of each Annuity payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity payments is taxable. If Annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract", consult a competent tax advisor regarding deductibility of the unrecovered amount.

     Amounts may be distributed from the Contract because of the death of a retirement plan participant. Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above.

Withholding

     Retirement distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Under certain circumstances recipients are provided the opportunity to elect not to have tax withheld from distributions. Certain distributions from Section 401(a) plans and Section 403(b) annuities are subject to mandatory federal income tax withholding.

Possible Changes in Taxation

     In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this Prospectus Congress is not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

Other Tax Consequences

     As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect MBL Life's understanding of the current law and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Owner or recipient of a distribution. A competent tax advisor should be consulted for further information.

                         OTHER CONTRACT PROVISIONS

Beneficiary

     The Participant may select a beneficiary to receive any benefit at death, and may change the beneficiary by proper written notice to MBL Life.

Non-Assignability

     The right to benefits or payments under the Contract is neither assignable nor subject to the claim of any creditor, except as may be allowed under 457 Plans.

Portability

     A Participant under a 403(b) Plan who becomes employed by a new employer which is eligible under Section 403(b) of the Code may enter into an annuity purchase agreement with the new employer, at no additional charge, so that purchase payments will be continued under the Contract by the new employer on behalf of the Participant, if the Contract so provides and if MBL Life consents.

Failure of Plan to Qualify

     If a previously issued Qualified Plan fails to qualify under the Code, MBL Life has the right, without prior notice to or consent of the Contract Holder, to transfer to the Companion Contract any amounts held in Variable Accumulation Accounts under the Contract described in this Prospectus, on the basis of equivalence as of the date of transfer. Thereafter, the Contract shall be considered terminated. Proof of qualification may be required by MBL Life.

Discontinuance

     Purchase payments under a Contract will no longer be accepted by MBL Life when any of the following events occurs:

(1)  The Contract Holder so notifies MBL Life in writing.

(2) MBL Life so notifies the Contract Holder in writing after an investment adviser other than First Priority is selected for the Account. Such a notice would be sent to all Contract Holders participating in the Account.

(3) After receipt of an amendment or modification of the Plan, MBL Life gives the Contract Holder written notice that the effect of the amendment, in MBL Life's judgment based on underwriting principles then in effect, might be detrimental to MBL Life, and the Contract Holder and MBL Life are unable to reach a mutual agreement within 30 days after the written notice. If discontinuance occurs for this reason, the amendment will not be given effect under the Contract.

     Effective with any such discontinuance, no further purchase payments will be accepted by MBL Life under the Contract and no further transfers will be allowed between the Variable Accumulation Account and the VCA-2 Contract. However, MBL Life will continue to maintain the Participant's existing Variable Accumulation Accounts, unless otherwise requested, as explained below under "Transfer to New Funding Agency". Discontinuance of purchase payments will have no effect on the rights of annuitants.

Transfer to New Funding Agency

     If MBL Life ceases to accept additional purchase payments, a Contract Holder may designate a new funding agency to receive amounts to be transferred in accordance with the following paragraphs.

     With respect to a 403(b) or IRA Plan, each Participant has the right to direct MBL Life, by proper written request to cancel his or her Variable Accumulation Account and transfer its dollar value to a new funding agency. All such transfers will be made in the aggregate and valued as of a single transfer date, which will be 90 days after receipt by MBL Life of the Contract Holder's notice.

     With respect to a 401 or 457 Plan, the Contract Holder has the right, with respect to all Participants, to direct MBL Life, by proper written notice of the selection of a new funding agency, to cancel each Participant's Variable Accumulation Account and transfer such aggregate dollar value to the new funding agency. The value of such accounts will be determined as of the day MBL Life receives the Contract Holder's notice at its Home Office, or any later transfer date specified in the notice.

     For any Plan, the aggregate transfer payment will be paid within seven days after the transfer date.

Changes in Contract

     MBL Life has the right, subject to compliance with the applicable law, to give written notice to the Contract Holder, at least 6 months in advance, of a change to be effective on or after the fifth Contract anniversary in any of the charges specified in the Contract. Participants will be informed of any such change.

     Any such change which has an adverse effect on any Participant will not apply to any amount credited to Variable Accumulation Accounts before the effective date of such change, except that a change in the risk charge may apply uniformly to all Variable Accumulation Units, including those credited before the effective date of the change (but not retroactively).

     The Contract may also be changed in any other respect at any time by an agreement between the Contract Holder and MBL Life, but no such change will be made without the consent of the persons entitled to receive benefits under the Contract, unless (1) the change will have no adverse effect on their rights with respect to the Variable Accumulation Account balance already credited, (2) the change is required to comply with a law or governmental regulation or (3) the Plan is a 457 Plan. Such persons will be informed of any such change which materially affects their rights.

Other Changes

     MBL Life reserves the right, subject to compliance with the law as currently applicable or subsequently changed, (1) to discontinue submitting certain matters for approval by persons having voting rights under the Contracts, (2) to fund additional classes of contracts through the Account, (3) to transfer assets, determined by MBL Life, to be assigned to the class of contracts to which the Contracts belong, from the Account to another separate account by withdrawing the same percentage of each investment in the Account, with appropriate adjustments to avoid odd lots and fractions, (4) to operate the Account as another form of registered investment company or unregistered entity, and (5) to change the investment policies described in this Prospectus.


                             TABLE OF CONTENTS
                    STATEMENT OF ADDITIONAL INFORMATION

General Information and History . . . . . . . . .   2
Investment Restrictions . . . . . . . . . . . . .   2
Commercial Paper and Bond Ratings . . . . . . . .   4
Management of the Account . . . . . . . . . . . .   5
Investment Advisory and Other Services  . . . . .   7
Purchase and Pricing of Securities  . . . . . . .  10
Calculation of Performance Data . . . . . . . . .  11
Additional Information  . . . . . . . . . . . . .  12
Financial Statements  . . . . . . . . . . . . . .  13

                     MBL VARIABLE CONTRACT ACCOUNT - 7


                                OFFERED BY

                      MBL LIFE ASSURANCE CORPORATION
                             520 Broad Street
                       Newark, New Jersey 07102-3111
                              (201) 481-8564


                         INDEPENDENT ACCOUNTANTS

                         COOPERS & LYBRAND L.L.P.
                          Parsippany, New Jersey


                            INVESTMENT ADVISER

                   FIRST PRIORITY INVESTMENT CORPORATION
                             520 Broad Street
                       Newark, New Jersey 07102-3111
                              1-800-559-5535


                           PRINCIPAL UNDERWRITER

                   FIRST PRIORITY INVESTMENT CORPORATION
                             520 Broad Street
                      Newark, New Jersey  07102-3111
                              1-800-559-5535




     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                                  NO POSTAGE
                                                  NECESSARY
                                                  IF MAILED
                                                  IN THE
                                                  UNITED STATES


Business Reply Mail
First Class Permit No.
Newark, NJ


Postage will be paid by
MBL Life Assurance Corporation

Group Pension Operations
MBL Life Assurance Corporation
520 Broad Street
Newark, New Jersey 07102-3111
Attn: MBL Variable Contract Account-7

        -------------------------------------------------------


Please send the current Statement of Additional Information for MBL VARIABLE CONTRACT ACCOUNT-7 to:

_______________________________________________________________
Name

_______________________________________________________________
Street

_______________________________________________________________
City                          State                    Zip

                      MBL VARIABLE CONTRACT ACCOUNT-7

                            previously known as
                Mutual Benefit Variable Contract Account-7
_______________________________________________________________

                           CROSS REFERENCE SHEET

     Cross reference sheet showing location in the Statement of Additional Information of information required by the Items in Part B of Form N-3.

                         Heading in Statement of
     Item Number         Additional Information


          16             Cover Page

          17             Table of Contents

          18             General Information
                            and History

          19             Investment Restrictions

          20             Management of the Account

          21             Investment Advisory and
                            Other Services

          22             Portfolio Transactions

          23             Purchase and Pricing of
                            Securities

          24             *

          25             Calculation of
                            Performance Data

          26             *

          27             Financial Statements
____________________________________________________________

  * Indicates inapplicable or negative.

                      MBL VARIABLE CONTRACT ACCOUNT-7
                      MBL Life Assurance Corporation

                    STATEMENT OF ADDITIONAL INFORMATION

                                       , 1996

     This Statement of Additional Information is not a prospectus but has been incorporated by reference into, and must be read in conjunction with,
the Prospectus of MBL Variable Contract Account-7 dated           , 1996.
Terms not defined in this Statement of Additional Information shall have the same meaning given to them in the incorporated Prospectus. A copy of the Prospectus may be obtained from Group Pension Operations, MBL Life Assurance Corporation, 520 Broad Street, Newark, New Jersey 07102-3111,
Attn: MBL VARIABLE CONTRACT ACCOUNT-7, telephone number 1-800-435-3191.


                             TABLE OF CONTENTS

                                        Cross Reference to
                              Page      Page in Prospectus
General Information and
     History                  2         5, 10

Investment Restrictions       2         15

Commercial Paper and Bond
     Ratings                  4         12, 13

Management of the Account     5         22

Investment Advisory and
     Other Services
  Advisory and Management
     Services                 7         5, 16, 22,
  Distribution Services       8         5
  Portfolio Transactions      8         ---------

Purchase and Pricing of
     Securities
  Purchase                    10        8, 16,
  Pricing                     10        16

Calculation of Performance
     Data                     11        7

Additional Information        12        --------

Financial Statements          12        7


                      GENERAL INFORMATION AND HISTORY

     The business history of MBL Variable Contract Account-7 (the
"Account") (previously known as Mutual Benefit Variable Contract Account-
7), is described in its Prospectus.

     The sponsoring insurance company, MBL Life Assurance Corporation ("MBL Life"), is a stock life insurance company and the surviving entity in the Rehabilitation of Mutual Benefit Life Insurance Company ("Mutual Benefit Life").

     On July 16, 1991, the Superior Court of New Jersey ("Court") entered an Order ("Order") appointing the Commissioner of the State of New Jersey as Rehabilitator of Mutual Benefit Life, thereby granting the Rehabilitator immediate exclusive possession and control of, and title to, the business and assets of Mutual Benefit Life, including those of the Account. As a separate account, the assets and liabilities of the Account were maintained separate and apart from Mutual Benefit Life's other assets and liabilities.

     In view of the terms and conditions of the Order, on July 16, 1991, Mutual Benefit Life, on behalf of the Account, immediately ceased acceptance of applications for new Contracts and additional purchase payments under existing Contracts. Transfers to and from the Account were temporarily suspended. Payments upon the death of the Participant continued to be made to the beneficiary.

     In accordance with the Rehabilitation Plan of Mutual Benefit Life, as approved by the Court on January 28, 1994, substantially all of the assets and certain liabilities, including all insurance liabilities, of Mutual Benefit Life were transferred to MBL Life on April 29, 1994 (the "Transfer"). In addition, the assets and liabilities of the Account were transferred to a new separate account of MBL Life.

     As of January 2, 1996, Participants under the Long Island Jewish Medical Center 403(b) Plan, New Hyde Park, New York, the largest Contract Holder of the Account, owned 42.79% of the outstanding Variable
Accumulation Units of the Account; Participants under the New York Hospital 403(b) Plan, New York, New York, owned 10.38% of the outstanding Variable Accumulation Units of the Account.


                          INVESTMENT RESTRICTIONS

     The Account is subject to the following investment restrictions in addition to those described in the Prospectus. These restrictions are considered fundamental policies and cannot be changed without the approval of the Contract Holders of a majority (as defined in the Investment Company Act of 1940) of the outstanding Variable Accumulation Units of the Account. The Account may not:

     1. purchase securities other than those in which the Account is authorized to invest, as set forth under "Investment
          Objective and Policies" in the Prospectus;

     2. borrow money in excess of 5% of its total assets taken at cost, and then only from banks as a temporary measure for extraordinary or emergency purposes, such as to facilitate redemption requests which might otherwise require untimely dispositions of portfolio securities; the Account will not borrow to increase income (leveraging), provided however, that this restriction shall not apply to reverse repurchase agreements (see Prospectus, "Investment Restrictions");

     3. make loans, except by the purchase of obligations in which the Account may invest; provided, however, that this restriction shall not apply to repurchase agreements (see Prospectus, "Investment Restrictions");

     4. invest more than 5% of the value of the Account's total assets in the securities of any one issuer;

     5. write, or invest in, put, call, straddle, or spread options or invest in interests in oil, gas or other mineral exploration or development programs;

     6.   purchase securities on margin or sell any securities short;


     7. invest more than 5% of the value of its total assets in the securities of companies having a record of less than three years continuous operations, including the operations of any predecessor, but this limitation does not apply to securities issued or guaranteed as to interest and principal by agencies or instrumentalities of the United States Government; but does apply to investments in securities of agencies and instrumentalities of the United States Government which are only supported by their own credit or right to borrow from the United States Treasury;

     8. underwrite the securities of other issuers or purchase securities subject to restrictions on disposition under the Securities Act of 1933 (so-called "restricted securities");


     9. purchase securities which are not freely marketable, except under repurchase agreements and master demand notes;

     10. invest in real estate, real estate investment trust securities, commodities, or commodity contracts; however, the Account may buy commercial paper issued by companies which invest in real estate or interests therein;

     11.  invest in companies for the purpose of exercising control;

     12. purchase equity securities, voting securities, or local or state government securities; or

     13. invest in securities of other investment companies; except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     With respect to Investment Restriction 4. above, the Account, as a matter of operating policy, may invest more than 5% of the value of its total assets in U.S. Government Securities and repurchase agreements that are fully collateralized by U.S. Government Securities. As a matter of operating policy, the Account will not invest more than (i) the greater of 1% of its total assets or $1,000,000 in Second Tier Securities (as defined in Rule 2a-7 under the 1940 Act) of a single issuer and (ii) 5% of the Account's total assets, when acquired, in Second Tier Securities.

New Jersey Insurance Law Requirements

     The Account limits its investments in accordance with the provisions of the New Jersey Insurance Law that govern the separate account operations of a New Jersey life insurance company.

     Investments will be made in accordance with the insurance law in effect at the time. In general, a separate account may only make investments that an insurance company's general account is permitted to make. However, an investment not otherwise eligible under these limitations may be made if, after giving effect to the investment, the total cost of such non-eligible investment does not exceed 5% of the total assets of the Account. Investments in the assets of foreign issuers may not exceed 10% of the total admitted assets of the Account. Additionally, New Jersey Insurance Law provides that securities of any one institution may not exceed 5% of the total admitted assets of the insurer including those assets of the insurer's separate accounts. An investment opportunity, therefore, may be postponed if a purchase would cause the combined holdings to exceed this 5% limit.


                     COMMERCIAL PAPER and BOND RATINGS

A-1 and Prime-1 Commercial Paper Ratings

     A commercial paper rating of A-1 by Standard & Poor's implies that an issue has the following characteristics: liquidity ratios are adequate to meet cash requirements; long-term senior debt is rated "A" or better; the issuer has access to at least two additional channels of borrowing; basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; typically, the issuer's industry is well established and the issuer has a strong position within the industry; and the reliability and quality of management are unquestioned. The relative strength or weakness of the above factors determine whether the issuer's commercial paper is A-1, A-2, or A-3.

     The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: evaluation of the issuer's industry or industries and the appraisal of speculative-type risks which may be inherent in certain areas; evaluation of the issuer's products in relation to competition and customer acceptance; liquidity; amount and quality of long-term debt; trend of earnings over a period of ten years; financial strength of a parent company and the relationships which exist with the issuer; and, recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. These factors determine whether an issuer's commercial paper is rated Prime-1, Prime-2, or Prime-3.

AA and Aa Bond Ratings

     Bonds rated AA by Standard & Poor's are judged by them to be high-grade obligations, and in the majority of instances differ only in small degrees from issues rated AAA. Bonds rated AAA are considered by Standard & Poor's to be the highest grade obligations and possess the ultimate degree of protection as to principal and interest. Bonds rated Aa by Moody's are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than Aaa bonds because margins of protection may not be as large or fluctuations of protective elements may be of greater amplitude or there may be other elements present which made the long-term risks appear somewhat larger.


                         MANAGEMENT OF THE ACCOUNT

     The Account is managed by a Management Committee in accordance with the Rules and Regulations adopted by the Management Committee. The Chairman, Members, and Secretary of the Management Committee, together with a brief description of their principal occupations during the past five years, are as follows:

*    Gordon Boyd, Member
     P.O. Box 234, Convent Station, New Jersey 07961
     Former Treasurer, Mutual Benefit Life prior to March 1983.

     Joseph Lindner, Jr., M.D., Member
     31 Old Fort Drive, Hilton Head Island, SC  29926
     President, J. Lindner, Inc. since 1991; Vice President, Brissenden, McFarland, Wagoner & Fuccella, Inc. prior to 1991.

+    Jerome M. Scheckman, Member
     P.O. Box 807, Plandome, New York  11030
     Formerly Consultant and Managing Director, Salomon
     Brothers, Inc.; Member of the Corporation, Babson
     College; Member of the Auxillary Board, Mt. Sinai
     Hospital; Member of the Business Advisory Counsel,
     Alfred University.

**   David A. James, Member and Chairman
     520 Broad Street, Newark, New Jersey  07102-3111
     Senior Vice President - Securities Investments, MBL Life.

**   William G. Clark, Member
     520 Broad Street, Newark, New Jersey 07102-3111.
     Senior Vice President - Pension and Investment Products,
     MBL Life since 1995, prior thereto Vice President - Group
     Pension Operations; Director and President, First Priority
     Investment Corporation since 1993.

+ ** Judith C. Keilp, Secretary of the Committee
     520 Broad Street, Newark, New Jersey  07102-3111
     Counsel, MBL Life since 1993, prior thereto
     Associate Counsel, Mutual Benefit Life since
     1990; Vice President and Secretary of First Priority
     Investment Corporation since 1993.

+ ** Albert W. Leier, Assistant Secretary of the Committee
     520 Broad Street, Newark, New Jersey 07102-3184
     Vice President, Controller, MBL Life; Vice President and
     Treasurer of First Priority Investment Corporation since
     1993.
____________________________
* Mr. Boyd has informed the Account that his duties as Treasurer of Mutual Benefit Life did not relate to investment companies or services provided by Mutual Benefit Life to investment companies and that he currently receives from Mutual Benefit Life only vested retirement plan benefits.

+ These persons hold similar positions with MBL Growth Fund, Inc., MAP-Government Fund, Inc. and MAP-Equity Fund.

** Interested persons of the Account. Prior to May 1, 1994 each officer named above maintained a similar position and/or title with Mutual Benefit Life that he or she now holds with MBL Life.

________________________
     The Account paid no remuneration to Members who also served as officers or employees of MBL Life, Mutual Benefit Life, the investment adviser or the distributor. An annual retainer of $1,200 and a fee of $400 for every meeting attended are paid to "disinterested" Members. Aggregate compensation of such Members by the Account during 1995 is shown below. These amounts are paid from the expense charges.


                                   Pension or
                                   Retirement
                                   Benefits       Estimated
                    Aggregate      Accrued as     Annual     Total Compensation
                    Compensation   part of        Benefits   from Account and
Name of Person      from           Account        upon       Account Complex
Position            Account        Expenses       Retirement Paid to Members

Gordon Boyd          $2,800         -0-            -0-         $ 2,800
Committee Member

Joseph Lindner, Jr.  $2,400         -0-            -0-         $ 2,400
Committee Member

Jerome M. Scheckman, $2,800         -0-            -0-         $10,300
Committee Member


                  INVESTMENT ADVISORY AND OTHER SERVICES

Advisory and Management Services

     First Priority Investment Corporation ("First Priority"), a wholly-owned indirect subsidiary of MBL Life and a New Jersey corporation incorporated in 1993, provides the Account with investment advisory and management services, including investment recommendations based on a continued study of the general economy and specific industries and companies, placement of orders for the purchase and sale of investment securities, office space, all necessary office facilities, all personnel reasonably necessary for the Account's operations and ordinary clerical services.

     In this connection First Priority has entered into a separate Service Agreement with MBL Life and the Account under which MBL Life will furnish, through its Securities Investment Division, on a cost reimbursement basis, investment advisory and other personnel, research and statistical facilities, and services required by First Priority in connection with its performance under the Investment Advisory Agreement. The Investment Advisory Agreement and Service Agreement among the Account, MBL Life and First Priority were last approved by the Account's Management Committee on February 9, 1995. These Agreements were approved by Contract Holders on April 12, 1995.

     Each Agreement will continue from year to year, provided that such continuance is approved at least annually: (a) by the vote, at a meeting, of a majority of the Management Committee members who are not parties to the Agreements or interested persons (as defined in the Investment Company Act of 1940) of such parties and (b) by the Account's Management Committee or by the vote of Contract Holders. Each Agreement may be terminated at any time by any party on written notice of not more than 60 days, nor less than 30 days, and automatically terminates in the event of assignment.

     For the investment advisory services of First Priority, the Account has agreed to pay a periodic fee at the annual rate of .40% of the first $300,000,000 of the Account's average daily net assets, .35% of the next $400,000,000 of the Account's average daily net assets and .30% of the Account's average daily net assets in excess of $700,000,000. Absent the assumption by MBL Life of the advisory fee, described below, the fee would be reflected in the unit value computation, accrued daily and paid quarterly.

     Prior to the Transfer, Mutual Benefit Life assumed payment of the investment advisory service fee. MBL Life will continue to assume payment of the fee for additional one-year periods, but reserves the right to cease assumption of payment of the fee at the expiration of any one-year period. The assumption of payment of this fee by MBL Life was extended again in 1996 for an additional one-year period.

     During 1993, and from January 1, 1994 through April 30, 1994, Green Hill Financial Service Corporation ("Green Hill"), the Account's previous investment adviser and distributor, received advisory fees from Mutual Benefit Life, pursuant to its agreement, of $10,840, and $3,168. respectively. No reimbursement was made to Mutual Benefit Life under the Service Agreement. From May 1, 1994 through December 31, 1994, and for 1995, First Priority received advisory fees from MBL Life, pursuant to its agreement, of $5,945 and $8,536 respectively. No reimbursement was made to MBL Life under the Service Agreement.

Distribution Services

     First Priority is also the Account's distributor. First Priority is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc.

     First Priority serves as exclusive distributor of the Account under a Sales Agreement which is subject to the same annual renewal requirements and termination provisions as the Investment Advisory Agreement and Service Agreement. No new Contracts will be offered; however, additional purchase payments will be accepted under existing Contracts. First Priority will not receive fees or commissions as distributor for the Account. Pursuant to the Agreement, MBL Life will pay all expenses incurred in the Account's operation, except as indicated below, including interest charges, taxes and governmental fees attributable to transactions for the Account, and all other applicable taxes arising out of the investment operations of the Account, including income and capital gains taxes, if any, certain expenses of issue, sale, or redemption, charges of custodians (for custodial, bookkeeping and daily pricing services), administrative costs, and costs of auditing and legal services.
Investment advisory fees and brokerage commissions or fees relating to securities transactions are paid by the Account.

     The Sales Agreement was last approved on February 9, 1995 by the Members of the Account's Management Committee who are not interested persons (as defined in the Investment Company Act of 1940) of the Account or of First Priority and who have no financial interest in the operation of the Sales Agreement. The Sales Agreement will continue from year to year, provided the Management Committee, including Members who are not interested persons, approve such continuance annually.

Portfolio Transactions

     First Priority makes decisions as to buying and selling investment securities for the Account, subject to supervision by the Account's Management Committee. The Account's portfolio securities normally will be purchased on a principal basis directly from issuers, underwriters or dealers. Accordingly, minimal brokerage charges and mark-ups, if any, are expected to be paid by the Account on its portfolio transactions. Purchases from an underwriter generally include a commission or concession paid by the issuer, and transactions with dealers usually include a dealer's mark-up. During 1993, 1994 and 1995, no brokerage commissions were incurred on behalf of the Account.

     In placing orders for the purchase and sale of the Account's investment securities, First Priority seeks the best execution at the most
favorable price, considering all of the circumstances.   First Priority
does not pay for research or other services through the use of concessions or mark-ups charged by underwriters or dealers in a principal (including riskless principal) capacity. Both the relatively low level of assets in the Account and the Account's investment objective and policies serve to limit the Account to investment in United States government securities and commercial paper with maturities of less than one year. To accomplish the necessary portfolio transactions thereby, First Priority, through its Service Agreement with MBL Life, has access to financial statements of those issuers, brokers and dealers with which the Account executes portfolio transactions. In addition, at no cost to First Priority or the Account, First Priority has access to a variety of publications which monitor the financial condition of issuers, brokers and dealers, thereby enabling a review of each individually. During the past year, no transactions occurred in which furnishing of research was a factor in the selection of dealers. No payment was allocated for any products or services providing a research or non-research function. First Priority does not "pay up" for research in principal transactions.

     Securities purchased for the portfolio of the Account are not normally made contemporaneously with purchases for other accounts managed by First Priority or MBL Life. In light of the Service Agreement among First Priority, MBL Life, and the Account, under which MBL Life furnishes, through its Securities Investment Division, investment advisory and other personnel, research and statistical facilities, and services required by First Priority in connection with its performance under the Investment Advisory Agreement, such investment advisory personnel serve as advisers to the MBL Life general account and other accounts that may or may not be registered investment companies. Securities of the same issuer may be included, from time to time, in the portfolio of the Account and the portfolios of these other entities where it is consistent with their respective investment objectives. Because of the difficulty in purchasing commercial paper in small sizes, when commercial paper is bought in large denominations for the general portfolio of MBL Life, First Priority will from time to time request the seller to issue the commercial paper in smaller denominations for the Account, but at a higher rate as if it were purchased in the larger denomination. Not all sellers provide this service. As of December 31, 1995, the Account was almost fully invested in government securities with a small amount of cash on hand to meet redemptions,

     Bankers Trust Company New Jersey Limited, 34 Exchange Place, Jersey City, New Jersey 07302, is the Custodian of the portfolio securities of the Account. Due to the nature and duration of securities purchased by Adviser for the Account, most of the securities purchased are held by the Depository Trust Company or through the Book-Entry System of the Federal Reserve Bank.


                    PURCHASE AND PRICING OF SECURITIES

Purchase

     Sales of new Contracts ceased July 16, 1991. MBL Life will not resume sales of new Contracts.

     A description of the flexible purchase payment arrangements is described in the Account's Prospectus under "Accumulation Account-Purchase Payments".

Pricing

     Net Purchase Payments are allocated to a Participant's Variable Accumulation Account under the Contract and are applied to purchase Variable Accumulation Units. The method of calculating the Variable Accumulation Unit and the Net Investment Factor is described in the Account's Prospectus, "Accumulation Account-Variable Accumulation Account", and may be illustrated by the following hypothetical example.

     Assume that July 1st and July 2nd of some year are both valuation dates and that the value of the Account as of the close of regular trading on the New York Stock Exchange on July 1 was $2,000,000 and the Variable Accumulation Unit value was $10.291111. Also, assume that on July 2 there was investment income of $600, no realized or unrealized capital gains, and the daily charge for expenses and expense risk and investment management was $40. The Variable Accumulation Unit value for July 2nd would be determined as follows:

(a)  Account value at close of day, July 1             $2,000,000
(b)  Variable Accumulation Unit value for July 1       $10.291111
(c)  Investment Income, July 2                         $     600
(d)  Realized and unrealized capital gains, July 2     $       0
(e)  Daily accrual for expenses and expense
     risk charge and investment advisory fee  ***      $      40
(f)  Account value at close of day, July 2,
     excluding any new purchase payments or
     redemption (a) + (c) + (d) - (e)                  $2,000,560
(g)  Net Investment Factor (f) divided by (a)          $1.0002800
(h)  Variable Accumulation Unit value for
     July 2 (b) x (g)                                  $10.293992

The Variable Accumulation Unit is calculated as of the end of each valuation date, which is a day when the New York Stock Exchange is open for trading. The New York Stock Exchange is normally closed on the following days: New Year's Day (January 1), Washington's Birthday (third Monday in February), Good Friday (a variable date between March 20 and April 23, both inclusive), Memorial Day (last Monday in May), Independence Day (July 4), Labor Day (first Monday in September), Election Day (first Tuesday following first Monday in November), Thanksgiving Day (fourth Thursday in November), and Christmas Day (December 25). In the event that any of the holidays falls on Sunday, it is regularly observed on the following Monday.
______________________________
*** Prior to the Transfer, Mutual Benefit Life ceased assessment of the expense and expense risk charge and assumed payment of the investment advisory fee. MBL Life has voluntarily continued to waive the expense and expense risk charge and to assume payment of the investment advisory fee for an additional one-year period, but reserves the right to reinstate assessment of the expense and expense risk charge and cease assumption of payment of the investment advisory fee at the expiration of such period.


                      CALCULATION OF PERFORMANCE DATA

     The Account's yield is its investment income, less expenses, expressed as a percentage of assets on an annualized basis for a specified period. The yield is expressed as a current annualized yield and as a compounded effective yield. From time to time, it may be quoted in sales literature, advertisements and reports.

     The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Account at the beginning of the period, and dividing the difference by the value of the Account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to at least the nearest hundredth of one percent.

     The effective yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Account having a balance of one Accumulation Unit of the Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant Accounts, and dividing the difference by the value of the Account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

        EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) *(365/7)] - 1;

with the resulting effective yield figure carried to at least the nearest hundredth of one percent. The effective yield assumes that any income earned by an investment is reinvested in the Account. The effective yield is slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield and effective yield illustrated do not include an expense charge and expense risk charge at an annual rate of 0.35% and 0.02%, respectively, of the Account's assets, premium taxes of up to 3.5% in those jurisdictions which apply such a tax, and an investment advisory fee at the annual rate of .40% of the first $300,000,000 of the Account's average daily net assets, .35% of the next $400,000,000 of the Account's average daily net assets and .30% of the Account's average daily net assets in excess of $700,000,000. There are no sales charges or redemption charges incurred upon a partial or total redemption from the Account. Such charges and fees, if included, would reduce the yield and effective yield.

     Prior to the Transfer, Mutual Benefit Life ceased assessment of expense and expense risk charges against the Account's assets and assumed payment of the investment advisory fee. MBL Life has stated that it will continue to assume payment of the investment advisory fee for additional one-year periods, but reserves the right to reinstate the assessment of the expenses and expense risk charge and cease assumption of payment of the investment advisory fee at the expiration of any waiver period.

     Although the calculation of yield does not recognize any realized or unrealized gains or losses on the Account's investments, the dividends paid during a period will include any realized gains or losses and, therefore, may not be the same on an annualized basis as the yield. (See the Prospectus, "Performance Related Information".)

     For the seven-day period ended December 29, 1995, the Account's "yield" was 6.45% and its "effective yield" was 6.66%.


                          ADDITIONAL INFORMATION

     This Statement of Additional Information, and the Prospectus to which it relates, omit some information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D. C. Copies of such information may be obtained from the Commission upon payment of the prescribed fees.


                           FINANCIAL STATEMENTS

     The Account incorporates by reference into this Statement of Additional Information its audited Financial Statements, including the Financial Highlights, and the Report of Independent Accountants thereon contained in the 1995 Annual Report to Contract Holders and Participants.

     The following financial statements relate to the financial position and operations of MBL Life. MBL Life's financial statements should be considered by Contract Holders only as bearing upon the ability of MBL Life to meet its obligations under the Contract.

     Copies of the Account's financial statements are mailed to each Contract Holder and Participant semiannually. The Account's annual financial statements are audited by a firm of independent accountants.
The firm of Coopers & Lybrand L.L.P. has been selected to audit the Account's financial statements for the current fiscal year. The Account will furnish, without charge, an additional copy of the Account's Financial Statements (including the accountants report thereon) upon request made to: Group Pension Operations, MBL Life Assurance Corporation, 520 Broad Street, Newark, New Jersey 07102-3111, Attn: MBL VARIABLE CONTRACT ACCOUNT-7, telephone number 1-800-435-3191.

     [The Account's and MBL Life's financial statements to be filed by pre-effective amendment.]

                      MBL VARIABLE CONTRACT ACCOUNT-7

                            previously known as
                MUTUAL BENEFIT VARIABLE CONTRACT ACCOUNT-7
     ________________________________________________________________

                                  PART C
                             OTHER INFORMATION


Item 28. Financial Statements and Exhibits.

+    (a)  Financial Statements.
          The following financial statements are filed pursuant to Item 27 of Part B of this registration statement:

          MBL Variable Contract Account-7:
          Report of Independent Accountants.
          Statement of Assets and Liabilities, December 31, 1995.* Statement of Operations (year ended December 31, 1995).* Statements of Changes in Net Assets (two years ended
            December 31, 1995).*
          Financial Highlights for Each of the Ten Years in the Period Ended December 31, 1995.*

          MBL Life Assurance Corporation:
          Report of Independent Accountants.
          Balance Sheet as of December 31, 1995.
          Statement of Operations (year ended December 31, 1995).
          Statement of Changes in Capital and Surplus
            (year ended December 31, 1995).
          Statement of Cash Flows (year ended December 31, 1995).


     (b)  Exhibits **

     (1)(A)    Resolution of the Board of Directors of Mutual Benefit
               Life establishing Mutual Benefit Variable Contract Account-
               7, incorporated by reference to earlier filing on September
               23, 1983, SEC File No. 2-86722, Exhibit #(1)(c) of Form N-1
               Registration Statement of Registrant.
     (1)(B)    Resolution of the Board of Directors of MBL Life Assurance
               Corporation establishing MBL Variable Contract Account-7,
               incorporated by reference to earlier filing on April 29,
               1994, SEC File No. 811-3853, Exhibit (1)(B) to Amend-ment
               No. 12 of Form N-3 Registration Statement.
     (2)       Rules and Regulations of Mutual Benefit Variable Contract
               Account-7, as amended, incorporated by reference to earlier filing on May 1, 1990, SEC File No. 2-86722, Exhibit (2) to
               Post-Effective Amendment No. 7 of Form N-3 Registration
               Statement.
     (3)       Custody Agreement dated September 20, 1991, among Mutual
               Benefit Life Insurance Company in Rehabilitation Mutual
               Benefit Variable Contract Account-7 and Bankers Trust
               Company New Jersey Limited, incorporated by reference to
               earlier filing on April 30, 1992, SEC File No. 811-3853,
               Exhibit (3) to Amendment No. 10 of Form N-3 Registration
               Statement.
     (4)(A)    Investment Advisory Agreement, dated April 29, 1994 between
               Registrant and First Priority Investment Corporation,
               incorporated by reference to earlier filing on April 29,
               1994, SEC File No. 811-3853, Exhibit (4)(A) to Amendment
               No. 12 of Form N-3 Registration Statement.
     (4)(B)    Service Agreement, dated April 29, 1994 among the
               Registrant, First Priority Investment Corporation and MBL
               Life Assurance Corporation, incorporated by reference to
               earlier filing on April 29, 1994, SEC File No. 811-3853,
               Exhibit (4)(B) to Amendment No. 12 of Form N-3 Registration
               Statement.
     (5)       Sales Agreement, dated April 29, 1994 among the Registrant,
               MBL Life Assurance Corporation and First Priority
               Investment Corporation, incorporated by reference to
               earlier filing on April 29, 1994, SEC File No. 811-3853,
               Exhibit (5) to Amendment No. 12 of Form N-3 Registration
               Statement.
     (6)(A)    Form of Group Tax Deferred Annuity Contract [403(b) Plans].
     (6)(B)    Form of Group Tax Deferred Annuity Contract [IRA Plans].
     (6)(C)    Form of Group Tax Deferred Annuity Contract [HR-10 Plans].
     (6)(D)    Form of Group Tax Deferred Annuity Contract [457 Plans].
               Exhibits (6)(A)-(D) incorporated by reference to earlier
               filing on September 23, 1983, SEC File No. 2-86722,
               Exhibits #(4)(a)-(d), respectively, of Form N-1
               Registration Statement of Registrant.
     (6)(E)    Form of Group Tax-Deferred Annuity Contract,  Individual
               Allocation [403(b) Plans].
     (6)(F)    Form of Group Annuity Deposit Administration Individual
               Allocation Companion Contract [403(b) Plans].
     (6)(G)    Form of First Amendment to Group Variable Annuity
               Contracts.
               Exhibits (6)(E)-(G) incorporated by reference  to earlier
               filing on April 28, 1989, SEC File No. 2-86722, Exhibits
               #(6)(E)-(G), respectively, of Form N-3 Registration
               Statement.
     (6)(H)    Form of Contract Assumption CRT-AC1.
     (6)(I)    Form of Certificate Assumption CRT-AA2C.
     (6)(J)    Form of Certificate of Participation CRT-TDA0.
               Exhibits (6)(H)-(J) incorporated by reference to earlier
               filing on April 29, 1994, SEC File No. 811-3853, Exhibits
               #(6)(H)-(J), respectively, to Amendment No. 12 of Form N-3
               Registration Statement.
     (7)(A)    Form of Application used with Contracts listed in response to Exhibit (6) above, incorporated by reference to earlier filing on May 1, 1991, SEC File No. 2-86722, Exhibit (6)(A)
               to Post-Effective Amendment No. 8 of Form N-3 Registration
               Statement.
     (7)(B)    Form of Acknowledgment of Statutory TDA Withdrawal
               Restrictions, incorporated by reference to earlier filing
               on April 28, 1989, SEC File No. 2-86722, Exhibit #(7)(b) of
               Form N-3 Registration Statement.
     (8)(A)    Charter, as amended, of Mutual Benefit Life.
     (8)(B)    By-Laws, as amended, of Mutual Benefit Life.
               Exhibits (8)(A) and (8)(B) incorporated by reference to
               earlier filing on May 1, 1991, SEC File No. 2-86722,
               Exhibits (8)(A) and (8)(B), respectively, to Post-Effective
               Amendment No. 8 of Form N-3 Registration Statement.
     (8)(C)    Second Amended and Restated Articles of Redomestication and
               Incorporation of MBL Life Assurance Corporation.
     (8)(D)    By-Laws of MBL Life Assurance Corporation.
               Exhibits (8)(C) and (8)(D) incorporated by reference to
               earlier filing on April 29, 1994, SEC File No. 811-3853,
               Exhibits (8)(C) and (8)(D), respectively, to Amendment No.
               12 of Form N-3 Registration Statement.
     (9)       Not applicable.
     (10)      Not applicable.
+    (11)      Report of Coopers & Lybrand L.L.P., Independent
               Accountants;
               Consent of Coopers & Lybrand L.L.P., Independent
               Accountants;
               Report of Arthur Andersen LLP, Independent Public
               Accountants;
               Consent of Arthur Andersen LLP, Independent Public
               Accountants;
               Report of Ernst & Young LLP, Independent Auditors;
               Consent of Ernst & Young LLP, Independent Auditors;
+    (12)      Opinion of Frank D. Casciano, General Counsel, MBL Life
               Assurance Corporation.
     (13)      Not applicable.
     (14)      Not applicable.
     (15)      Initial Capital Undertaking by Mutual Benefit Life,
               incorporated by reference to earlier filing on September
               23, 1983, SEC File No. 2-86722, Exhibit #13 of Form N-1
               Registration Statement of Registrant.
     (16)(A)   Schedule of Computation for Yield Quotation.
     (16)(B)   Schedule of Computation for Effective Yield
               Quotation.
     (17)      Powers of Attorney.
     (18)      Consent Order to Show Cause with Temporary Restraints of
               the Superior Court of New Jersey entered July 16, 1991,
               incorporated by reference to earlier filing on April 30,
               1992, SEC File No. 811-3853, Exhibit (18) to Amendment No.
               10 of Form N-3 Registration Statement.
     (19)      Mutual Benefit Fund et al. No-Action Letter, dated October
               27, 1993, incorporated by reference to earlier filing on
               April 29, 1994, SEC File No. 811-3853, Exhibit (19) to
               Amendment No. 12 of Form N-3 Registration Statement.
     (20)      Mutual Benefit Life Insurance Company Information Statement
               Plan of Rehabilitation and Related Documents, including the
               Confirmation Order, dated January 28, 1994, incorporated by reference to earlier filing on April 29, 1994, SEC File No.
               811-3853, Exhibit (19) to Amendment No. 12 of Form N-3
               Registration Statement.
+    (27)      Financial Data Schedule.

__________________________________________________________
  * Incorporated by reference to the 1995 Annual Report to Contract Holders and Participants.

 **  Page numbers inserted in manually signed copy only.

  + To be filed with the Pre-Effective Amendment to the Registrant's Registration Statement on or about April 1, 1996.


Item 29.  Directors and Officers of MBL Life Assurance Corporation.

     Pursuant to an Order dated July 16, 1991, entered by the Superior Court of the State of New Jersey, the Commissioner of Insurance of the State of New Jersey was appointed as "Rehabilitator" of Mutual Benefit Life Insurance Company ("Mutual Benefit Life"). The Rehabilitator was directed to conduct the business of Mutual Benefit Life. From July 16, 1991 through May 1, 1994, Mutual Benefit Life did not have a Board of Directors.

     As of May 1, 1994, Mutual Benefit Life was transferred to MBL Life Assurance Corporation ("MBL Life"), pursuant to the Rehabilitation Plan of Mutual Benefit Life, as approved by the Court on January 28, 1994. MBL Life, as the successor sponsoring life insurance company of the Registrant, is managed by a Board of Directors.

     The Directors of MBL Life, their principal business addresses and their positions and offices with MBL Life, are as follows:

     Name and Principal            Position and Offices with
      Business Address             Sponsoring Insurance Company

     Alan J. Bowers                Director, President
     MBL Life                      and Chief
     520 Broad Street              Executive Officer
     Newark, New Jersey 07102

     Elizabeth E. Randall          Director, Chairman
     20 W. State Street            of the Board
     CN-325
     Trenton, NJ 08625

     Sheldon Brooks                Director
     The Prudential Asset
     Management Company, Inc.
     71 Hanover Road
     Florham Park, NJ 07932

     Donald Bryan                  Director
     20 W. State Street
     CN-325
     Trenton, NJ 08625

     Harry D. Garber               Director
     76 Mulberry Avenue
     Garden City, NY 11530

     John C. Kerr, Jr.             Director
     20 W. State Street
     CN-325
     Trenton, NJ 08625

     Richard W. Klipstein          Director
     National Organization of
     Life and Health Insurance
     Guaranty Association
     13873 Park Center Road
     Herndon, VA  22071

     Karen E. Mitchell             Director
     20 W. State Street
     CN-325
     Trenton, NJ 08625

     Robert F. Pellecchia          Director
     20 W. State Street
     CN-325
     Trenton, NJ 08625

     Felix Schirripa               Director
     The Metropolitan Life
     Insurance Company
     One Madison Avenue
     New York, NY 10010-3690

                    ___________________________________

     Officers (Other than Directors) of MBL Life whose activities relate to the Account are listed below.

     Frank D. Casciano        Executive Vice President,
                              General Counsel and Secretary

     Robert T. Budwick        Executive Vice President -
                              Chief Investment Officer

     Kenneth A. Watson        Executive Vice President
                              and Chief Financial Officer

     Kathleen M. Koerber      Executive Vice President -
                              Chief Operating Officer

     Kenneth K. Schaefer      Second Vice President
                              and Treasurer

     Walter A. Appel          Vice President,
                              Securities Investment

     David A. James           Senior Vice President,
                              Securities Investment

     Albert W. Leier          Vice President
                              and Controller

     William G. Clark         Senior Vice President,
                              Pension and Investment Products

     All of these Officers maintain a principal business address at 520 Broad Street, Newark, New Jersey 07102.
     Prior to May 1, 1994 each officer named above maintained a similar position and/or title with Mutual Benefit Life.

Item 30. Persons Controlled by or Under Common Control with the Sponsoring Insurance Company or Registrant.

     Mutual Benefit Variable Contract Account-7 was formerly a separate account of Mutual Benefit Life. As described above and in accordance with the Rehabilitation Plan of Mutual Benefit Life, the assets and liabilities of Mutual Benefit Variable Contract Account-7 were transferred to a separate account of MBL Life.

     The Account is a separate account of MBL Life, a stock life insurance company organized under the laws of New Jersey. The voting stock of MBL Life was transferred to a Stock Trust established by the Rehabilitation Plan appointing the Commissioner of Insurance of the State of New Jersey as Trustee until the end of the Rehabilitation Period, scheduled for December 31, 1999.

     The Account is under the general supervision of a Management
     Committee ("Committee").

     No person, other than the Trustee, has the direct or indirect power to control MBL Life except insofar as he or she may have such power by virtue of his or her capacity as a director.

     As of May 1, 1995, those persons under common control with the sponsoring insurance company (MBL Life) are illustrated by the chart on the following page. The following information relates to that chart.

     All corporations are organized under the laws of New Jersey except where a different state is indicated.

     The principal business of certain of MBL Life Assurance Corporation's affiliates are as follows:

     MBLLAC Holding Corporation is a holding company; First Priority Investment Corporation is a registered investment adviser and broker/dealer; Metro IRB, Inc., Fisher Island Corporation, Pelican Apartment Properties, Inc. and Metro JV, Inc. act as general partners in joint ventures; Mutual Benefit Marketing Group Inc. markets insurance products; EHC Companies, Inc. is a holding company for Ernst Home Center, Infotech Corp., Extraspace Inc., and EDC, Inc., a home and garden chain, a data service provider, specialty retail stores, and a warehousing operation, respectively; and NWD Investment Company is a holding company for WD Holdings, Inc. a distribution company; Fisher Island Mortgage Corporation acts as mortgage originator and holder for residential loans. Markston Investment Management, a registered investment adviser, is a partnership owned 51 percent by MBL Sales Corporation; Hawaiian Macadamia Company, Inc., a processing company; Tong Yang Benefit Life Insurance Company, a foreign insurance company; Outlet Communications Inc. a holding company for Outlet Broadcasting Inc., a broadcasting company; and International Corporate Marketing Group, an insurance broker.



     The following page contains an organizational diagram of the direct and indirect subsidiaries of MBL Life and the mutual funds sponsored by MBL Life. The diagram indicates the state of incorporation for each entity and the percentage of voting securities controlled by MBL Life.


     MAP-Equity Fund, MBL Growth Fund, Inc. and MAP-Government Fund, Inc. are investment companies as defined by the Investment Company Act of 1940 (the "Act"). First Priority Investment Corporation ("First Priority"), a wholly-owned indirect subsidiary of the Depositor, serves as distributor for the shares of both MAP-Equity Fund and MBL Growth Fund, Inc. Markston Investment Management, a partnership between Markston International, Inc. and MBL Sales Corporation, serves as investment adviser to MAP-Equity Fund and MBL Growth Fund, Inc. Shares of MBL Growth Fund, Inc. may be purchased only by separate accounts which are registered under the Investment Company Act of 1940. First Priority also serves as distri-butor and investment adviser for MAP-Government Fund, Inc. The Funds file separate financial statements. Ernst Home Centers, Inc. and First Priority file independent financial statements with the Securities and Exchange Commission.

     As of January 2, 1996 Participants under the Long Island Jewish Medical Center 403(b) Plan, New Hyde Park, New York, owned 42.79% percent of the outstanding Variable Accumulation Units of the Account. Registrant does not believe that this degree of ownership constitutes an exercise of control over the activities of the Account, for the following reasons:

     (1) The Contract Holder passes its voting rights through to Participants under the Contract,

     (2) Each Participant controls the right to withdraw his or her funds attributable to Variable Accumulation Units held in the Account, and

     (3) The Contract Holder cannot exercise control over the direction of the Participant interest in the Account.


Item 31.  Number of Contract Holders.

     As of January 2, 1996: 115

Item 32.  Indemnification.

     The Account maintains investment errors and omissions insurance ("E & O") covering each officer and those Management Committee Members who are not interested persons of the Account. This policy protects those Committee Members from legal liabilities and expenses which they may incur as a result of claims for breach of duty, negligent acts, errors, omissions, misstatements or misleading statements committed or alleged to have been committed by them in their capacity as members of the Committee. The policy would also insure the Account according to the terms and conditions of the policy. The policy excludes expenses and liabilities based upon, among other things, any claim alleging dishonesty or fraudulent acts or omissions, or any criminal or malicious acts or omissions.
     The limits on the policy are $2,000,000 each wrongful act and $2,000,000 aggregate. Notwithstanding any agreement or document to the contrary, the Account undertakes not to insure any member for any liability the indemnification of which has been determined to be prohibited under the federal securities laws.

     The Account is the joint owner of the E & O policy with Mutual Benefit Fund, MBL Growth Fund, Inc. and MAP-Government Fund, Inc., and the premiums are allocated based on the proportion of each entity's net assets to the total net assets of all the joint insured entities.

     The Account also maintains an Investment Companies Blanket Bond covering the Account against larceny and embezzlement committed by specified individuals who may have access to funds of the Account.

     In addition to the aforementioned E & O insurance and Blanket Bond, to the extent permitted by law of the State of New Jersey under NJSA 14A:3-5 and subject to all applicable requirements thereof, MBL Life has undertaken to indemnify each of its officers and each Management Committee Member, his heirs, executors and administrators, who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he is or was an officer of MBL Life or a Committee Member.

     Under the Sales Agreement between the Account and First Priority, First Priority agrees to indemnify the Account and its Officers and Committee Members and Controlling Persons from all liabilities and expenses arising out of certain actual or alleged material misstatements or other mistakes, negligence or willful misconduct of First Priority or any of its agents or employees in connection with sales of the Account's units.

     Insofar as indemnification for liability arising under the Act may be provided to Directors, Officers and Committee Members of the Account pursuant to the foregoing provisions, or otherwise, MBL Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MBL Life of expenses incurred or paid by a Director, Officer, or Committee Member of the Account in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer, or Committee Member in connection with the securities being registered, MBL Life will, unless if in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. Notwithstanding any agreement or document to the contrary, MBL Life undertakes not to indemnify any Director, Officer or Committee Member for any liability, the indemnification of which has been determined to be prohibited under the Federal securities laws.

Item 33.  Business and Other Connections of Investment Adviser.

First Priority is the Registrant's investment adviser. First Priority is a wholly-owned indirect subsidiary of MBL Life. First Priority also acts as principal distributor of shares of the Registrant, MBL Growth Fund, Inc., MAP-Equity Fund, and MAP-Government Fund, Inc., as well as MBL Variable Contract Account-2 and MBL Variable Contract Account-3, and engages in the sale of other investment company securities and other financial products as described in the Prospectus constituting Part A of this Registration Statement and in the Statement of Additional Information constituting Part B. The table below sets forth certain information as to First Priority's directors and officers.


                                              Other Substantial
                                              Business Profession, and
Name and Principal    Position with           Vocation of Employment
Business Address*     First Priority          Within Past Two Years
William G. Clark      Director, President     Senior Vice President -
                                              Group Pension and Invest-
                                              ment Products, MBL Life.**

Frank D. Casciano     Director, Vice          Executive Vice President
                      President and           General Counsel and
                      General Counsel         Secretary, MBL Life.**

Robert T. Budwick     Director, Vice          Executive Vice President
                      President and Chief     Securities Investment,
                      Investment Officer      MBL Life.**

Alan J. Bowers        Director                President and CEO, MBL Life
                                              since 7/1/95; prior thereto,
                                              Managing Partner, Coopers &
                                              Lybrand L.L.P.

Eugene J. Ciarkowski  Director                Vice President - Securities
                                              Investment, MBL Life.**

Kathleen M. Koerber   Director                Executive Vice President
                                              and Chief Operating
                                              Officer, MBL Life.**

Albert W. Leier       Director, Vice          Vice President and
                      President and           Controller, MBL Life.**
                      Treasurer

Judith C. Keilp       Vice President and      Counsel, MBL Life.**
                      Secretary

Christopher S. Auda   Vice President,         Vice President, Operations,
                      Operations              First Priority.

James Switlyk         Second Vice President   Second Vice President,
                      Marketing Support       Marketing Support,
                                              First Priority.

Roger A. Vellekamp    Assistant Secretary     Second Vice President -
                                              Tax, MBL Life. **

_______________________________
* All of the Officers and Directors named maintain a principal business address at 520 Broad Street, Newark, New Jersey 07102-3111.
**   Prior to May 1, 1994 each officer named maintained a similar position and/or title with Mutual Benefit Life.


Item 34.  Principal Underwriter.

     (a) First Priority, the Account's principal underwriter, pursuant to a Sales Agreement, serves as principal underwriter for the following registered investment companies: MAP-Equity Fund, MBL Growth Fund, Inc., and MAP-Government Fund, Inc., and for the following unit investment trusts: MBL Variable Contract Account-2 and MBL Variable Contract Account-3, each a separate account of MBL Life.

          First Priority also serves as the investment adviser to MAP-Government Fund, Inc.

     (b)  Information regarding First Priority's officers and directors:
          See Item 33 above.

     (c)  Not applicable.


Item 35.  Location of Accounts and Books.

     All accounts, books and other documents required to be maintained by
     Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of the Account and the Account's Custodian, Bankers Trust Company New Jersey Limited, 34 Exchange Place, Jersey City, New Jersey 07302.


Item 36.  Management Services.

     Other than as set forth under the caption "Investment Management" in the Prospectus, as amended, constituting Part A of this Registration Statement, and under "Investment Advisory and Other Services" in the Statement of Additional Information constituting Part B, the Account is not a party to any management-related service contract.


Item 37.  Undertakings.

     (a)  Not applicable.

     (b) Registrant undertakes to file a post-effective amendment to its Securities Act of 1933 Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (c) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


     (d) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.


     (e) Registrant undertakes to rely upon American Council of Life Insurance (Ref. No. IP-6-88, pub. avail. November 28, 1988) (the "Letter"), which permits restrictions on cash distributions to Participants in retirement plans meeting the requirements of
          Section 403(b) of the Internal Revenue Code of 1986, and represents that the following provisions of the Letter have been complied with:

          (1) That the Account has included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in this registration statement, including the prospectus;

          (2) That the Account has included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in all sales literature used in connection with the offer of the Contract;

          (3) That the Account's Distributor has instructed sales representatives, who solicit Participants to purchase the Contract, specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of potential Participants;

          (4) That the Account has obtained from each Participant purchasing a Section 403(b) Contract, prior to or at the time of purchase, a signed statement acknowledging the Participant's understanding of: (a) The restrictions on redemption imposed by Section 403(b)(11), and (b) The investment alternatives available under the employer's
               Section 403(b) arrangement to which the Participant may elect to transfer his or her Contract value.

                                SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Newark, and State of New Jersey, on the 2nd day of February, 1996.


                              MBL VARIABLE CONTRACT ACCOUNT-7
                                   (Registrant)


                              By: JUDITH C. KEILP
                                  Judith C. Keilp
                                  Secretary of the Management Committee
                                  of MBL Variable Contract Account-7




     As required by the Securities Act of 1933, this Registration
Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      MBL VARIABLE CONTRACT ACCOUNT-7


     Signature                     Title          Date


DAVID A. JAMES                Chairman,      February 2, 1996
David A. James                Member

GORDON BOYD                   Member         February 2, 1996
Gordon Boyd

WILLIAM G. CLARK              Member         February 2, 1996
William G. Clark

JOSEPH LINDNER, JR.           Member         February 2, 1996
Joseph Lindner, Jr.

JEROME M. SCHECKMAN           Member         February 2, 1996
Jerome M. Scheckman

                                SIGNATURES

     As required by the Securities Act of 1933 and the Investment Act of 1940, the Sponsoring Insurance Company has caused this Registration Statement to be signed on its behalf, in the City of Newark, and State of New Jersey, on the 16 day of February, 1996.


                         By: MBL Life Assurance Corporation
                              (Sponsoring Insurance Company)

                         By:  FRANK D. CASCIANO
                              Frank D. Casciano
                              Executive Vice President,
                              General Counsel and Secretary


     As required by the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities and on the dates indicated.

ALAN J. BOWERS           Chief Executive Officer  February 16, 1996
Alan J. Bowers           Director, President

KENNETH A. WATSON        Chief Financial Officer  February 16, 1996
Kenneth A. Watson

ALBERT W. LEIER          Chief Accounting         February 16, 1996
Albert W. Leier          Officer

Directors:
     Elizabeth E. Randall
     Sheldon Brooks*
     Donald Bryan*
     Harry D. Garber*
     John Kerr*
     Richard W. Klipstein*
     Karen E. Mitchell
     Robert F. Pellecchia
     Felix Schirripa

By:  FRANK D. CASCIANO                  Date:  February 16, 1996
     Frank D. Casciano
     Attorney-in-Fact

* Executed by Frank D. Casciano, Attorney-in-Fact, on behalf of those indicated pursuant to the Powers of Attorney, filed herewith.

                              EXHIBIT INDEX*



Exhibit (16)(A)     Schedule of Computation for Yield Quotation.

Exhibit (16)(B)     Schedule of Computation for Effective Yield Quotation.

Exhibit (17)        Powers of Attorney.



* Pages numbers inserted in manually signed copy only.